    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 19, 1996.

                                                     REGISTRATION NO. 333-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                   UNDER THE
                             SECURITIES ACT OF 1933
                            ------------------------

                         COOKER RESTAURANT CORPORATION
               (Exact name of registrant as specified in charter)

                     OHIO                                       69-1292102
       (State or other jurisdiction of                       (I.R.S. Employer
        incorporation or organization)                    Identification Number)

                             5500 VILLAGE BOULEVARD
                         WEST PALM BEACH, FLORIDA 33407
                                 (407)615-6000
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                with copies to:

   ROBERT S. SCHWARTZ, ESQ.         G. ARTHUR SEELBINDER             DAN BUSBEE, ESQ.
  SCHWARTZ, WARREN & RAMIREZ        CHAIRMAN OF THE BOARD        LOCKE PURNELL RAIN HARELL
  A LIMITED LIABILITY COMPANY   COOKER RESTAURANT CORPORATION  (A PROFESSIONAL CORPORATION)
     41 SOUTH HIGH STREET          5500 VILLAGE BOULEVARD      2200 ROSS AVENUE, SUITE 2200
     COLUMBUS, OHIO 43215      WEST PALM BEACH, FLORIDA 33407    DALLAS, TEXAS 75201-6776
        (614) 222-3000                 (407) 615-6000                 (214) 740-8000
 (Name, address, including zip
   code, and telephone number,
     including area code, of
     registrant's agent for
            service)

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: as soon as possible after the effective date of this registration statement.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                        CALCULATION OF REGISTRATION FEE
===============================================================================

     TITLE OF EACH CLASS                      PROPOSED MAXIMUM  PROPOSED MAXIMUM
     OF SECURITIES TO BE        AMOUNT TO      OFFERING PRICE      AGGREGATE        AMOUNT OF
         REGISTERED          BE REGISTERED(2)    PER SHARE(3)  OFFERING PRICE(3) REGISTRATION FEE
- -------------------------------------------------------------------------------------------------
Common Shares, without
  par value(1)...............    2,875,000        $14.0625        $40,429,687        $13,941
==================================================================================================

(1) Each Common Share carries one Right to purchase a unit which currently consists of one-hundredth of a Class A Junior Participating Preferred Share, without par value, pursuant to a Rights Agreement dated February 1, 1990.

(2) Includes 375,000 Common Shares which the Underwriters have the option to purchase to cover over-allotments, if any.

(3) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457 promulgated under the Securities Act of 1933 and based upon the average high and low prices reported on the New York Stock Exchange on April 17, 1996.

                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR
DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                  SUBJECT TO COMPLETION, DATED APRIL 19, 1996

                                2,500,000 SHARES

                                     [LOGO]
                                 COMMON SHARES

     All of the 2,500,000 Common Shares, without par value (the "Common Shares"), offered hereby are being sold by Cooker Restaurant Corporation ("Cooker" or the "Company"). The Common Shares of the Company are listed on The New York Stock Exchange under the symbol "CGR." On April 17, 1996, the last reported sale price of the Common Shares on The New York Stock Exchange was $14.125 per share. See "Price Range of Common Shares."

     SEE "RISK FACTORS" BEGINNING ON PAGE 5 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS IN PURCHASING THE COMMON SHARES OFFERED HEREBY.
                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
   SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
     PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
      REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

========================================================================================
                                                     Underwriting
                                    Price to         Discounts and       Proceeds to
                                     Public         Commissions(1)       Company(2)
- ----------------------------------------------------------------------------------------
Per Share......................          $                 $                  $
Total(3).......................          $                 $                  $
========================================================================================

(1) See "Underwriting" for information concerning indemnification of the Underwriters and other matters.

(2) Before deducting certain expenses payable by the Company estimated at $300,000.

(3) The Company has granted to the Underwriters a 30-day option to purchase up to 375,000 additional Common Shares solely to cover over-allotments, if any. If the Underwriters exercise this option in full, the Price to Public will
    total $     , the Underwriting Discounts and Commissions will total $
    and the Proceeds to Company will total $     . See "Underwriting."

     The Common Shares are offered by the Underwriters named herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that delivery of the certificates representing such shares will be made against payment therefor at the office of Montgomery
Securities on or about                 , 1996.

                            ------------------------

MONTGOMERY SECURITIES

                                                EQUITABLE SECURITIES CORPORATION
                                  May   , 1996

                                   [PHOTO]
                       COOKER RESTAURANT/EXTERIOR PHOTO

                                   [PHOTO]
                            SERVER W/MENU & GUESTS


                                   [PHOTO]
                             AVOCADO W/SIDE OF SOUP


     "Cooker Bar and Grille(R)" and design and "The Southern Cooker -- Home Style Restaurant & Bar(R)" and design are registered servicemarks of the Company. The Company also uses the word "CookerSM" as a servicemark in combination with words and designs other than those used in the registered marks.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON SHARES OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by reference to the more detailed information and Financial Statements, including the notes thereto, appearing elsewhere in this Prospectus or incorporated by reference herein. Except as otherwise specified, all information in this Prospectus (i) assumes no exercise of the Underwriters' over-allotment option and (ii) gives retroactive effect to the one-for-three reverse stock split which was effective on April 29, 1991 and the two-for-one stock split on April 13, 1992. See "Underwriting."

                                  THE COMPANY

     The Company operates 39 full-service "Cooker" restaurants (the "Restaurants") in Florida, Georgia, Indiana, Kentucky, Maryland, Michigan, North Carolina, Ohio, Tennessee and Virginia. Restaurants average approximately 7,600 square feet and 245 seats, and are designed to provide traditional and comfortable dining experiences rather than a theme atmosphere or menu. The Company provides an attractive value to customers by offering a moderately-priced, full menu of high quality food served in generous portions. The menu includes appetizers, soups, salads, chicken, fish, beef and pasta entrees, sandwiches, burgers and desserts, most of which are created from original recipes and prepared from scratch using fresh ingredients. Entree selections generally range in price from $4.45 to $14.95 and, for the three months ended March 31, 1996, the average guest check was approximately $10.60. The Company is committed to providing prompt, friendly and efficient customer service as reflected by its "100% Satisfaction Guarantee" policy and by its having what the Company believes is a higher ratio of service personnel to customers and a greater number of managers per Restaurant than many of its competitors.

     In 1994, the Company began an aggressive program designed to enhance operational execution, broaden and strengthen senior and Restaurant-level management talent, and reduce operating costs. The Company's rapid expansion in 1993, opening nine Restaurants on a base of 20, overextended its Restaurant-level management. In addition, several of these new Restaurants produced lower sales than the Company's existing Restaurants since they were located in new markets where the Company's concept was not established. As a result, the Company slowed its growth and opened only six Restaurants in 1994 and three Restaurants in 1995. These Restaurants primarily were opened in markets where the Cooker reputation was already known and where it could capitalize on distribution and supervisory efficiencies. During this period, the Company focused its attention more closely on improving operations at existing Restaurants. In 1994 and 1995, the Company strengthened its senior-level management team by adding three key executives: Phillip L. Pritchard, President and Chief Operating Officer, formerly with General Mills Restaurants Inc. ("GMRI"); David C. Sevig, Vice President -- Chief Financial Officer, formerly with GMRI and Blockbuster Entertainment Group; and Jeffrey M. Karla, Human Resources Director, previously with McDonald's. Additionally, the Company strengthened its Restaurant-level management teams by implementing an ongoing, comprehensive development program. Furthermore, rather than staffing all Restaurants with the same number of managers, the Company began to staff Restaurants according to sales volume, which significantly reduced the Company's cost of labor as a percentage of sales by decreasing the average number of managers per Restaurant from approximately 8.3 to 5.5.

     The implementation of these programs has positioned the Company to focus its efforts on expansion. The Company has opened two Restaurants to date in 1996 and intends to open seven additional Restaurants in 1996, six of which are scheduled to open in the second quarter. The Company intends to open 11 to 13 Restaurants in 1997. A majority of potential locations for openings in 1997 has been tentatively identified and negotiations for those locations are currently in progress. In order to effectively control its operational and administrative costs, as well as take advantage of name recognition, the Company anticipates that further expansion will be in medium to large metropolitan areas in the Midwest, East and Southeast regions of the United States, primarily in areas where the Company currently operates Restaurants. The Company intends to locate Restaurants in freestanding buildings and in retail developments in proximity to high density, high traffic, office, residential and retail areas.

     The Company is an Ohio corporation and is the surviving corporation of a merger of affiliated corporations in 1988. The Company's executive offices are located at 5500 Village Boulevard, West Palm Beach, Florida 33407. Its telephone number is (407) 615-6000.

                                  THE OFFERING

Common Shares to be offered...........     2,500,000 shares

Common Shares to be outstanding after
the offering..........................     9,651,222 shares(1)

Use of proceeds.......................     To repay bank debt, to finance the
                                           development of new Restaurants and
                                           for general corporate purposes.

New York Stock Exchange symbol........     CGR
- ---------------

(1) Based on shares outstanding as of March 31, 1996. Does not include (i) 1,271,282 Common Shares issuable upon exercise of options outstanding as of March 31, 1996 and (ii) 807,884 Common Shares issuable upon conversion of outstanding 6 3/4% Convertible Subordinated Debentures Due 2002 (the "Convertible Debentures").

                             SUMMARY FINANCIAL DATA

                                                                                                THREE MONTHS
                                                                                                   ENDED
                                                         FISCAL YEARS (1)                   --------------------
                                          -----------------------------------------------   APRIL 2,   MARCH 31,
                                           1991      1992      1993      1994      1995       1995       1996
                                          -------   -------   -------   -------   -------   --------   ---------
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME DATA:
  Sales.................................  $39,516   $53,028   $66,688   $84,169   $91,678   $22,899     $25,486
  Restaurant operating income...........    7,145     9,894     9,921    10,008    14,461     3,556       4,186
  Net income............................    2,615     3,980     3,494     2,965     4,432     1,005       1,360
  Earnings per common share(2)..........  $  0.38   $  0.52   $  0.45   $  0.41   $  0.60   $  0.14     $  0.18
  Weighted average number of common
    shares and common equivalent shares
    outstanding.........................    6,923     7,715     7,846     7,254     7,387     7,236       7,556
RESTAURANT OPERATING DATA:
  Number of Restaurants open at end of
    period..............................       15        20        29        35        37        34          39
  Restaurant operating income as a
    percentage of sales.................    18.1%     18.7%     14.9%     11.9%     15.8%     15.5%       16.4%

                                                                                               MARCH 31, 1996
                                                                                            --------------------
                                                                                                          AS
                                                                                             ACTUAL    ADJUSTED(3)
                                                                                            --------   ---------
                                                                                               (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash and cash equivalents..............................................................   $ 1,071     $ 7,476
  Total assets...........................................................................    92,496      98,901
  Long-term debt.........................................................................    44,174      17,420
  Shareholders' equity...................................................................    38,863      72,022

- ---------------

(1) Ended December 29, 1991, January 3, 1993, January 2, 1994, January 1, 1995, December 31, 1995.

(2) Earnings per common share has been calculated using the weighted average number of Common Shares outstanding during the period, including Common Share equivalents. The Convertible Debentures have not been included as Common Share equivalents due to their antidilutive effect.

(3) As adjusted to give effect to the sale of 2,500,000 Common Shares by the Company at the assumed offering price of $14.125 per share and the application of the estimated net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

                                    RISK FACTORS

     In addition to the other information contained in this Prospectus or incorporated by reference herein, prospective investors should carefully consider the following factors in evaluating an investment in the Common Shares offered hereby.

EXPANSION PLANS; CAPITAL RESOURCE REQUIREMENTS

     Future growth will depend to a substantial extent on the Company's ability to increase the number of its Restaurants. The Company has opened two Restaurants to date in 1996, and intends to open seven additional Restaurants in 1996 and 11 to 13 Restaurants in 1997. The Company's ability to expand will depend on a number of factors, including the selection and availability of suitable locations, hiring and training sufficiently skilled management and personnel, adequate financing, constructing or acquiring Restaurants at a reasonable cost and other factors, some of which are beyond the control of the Company. While the Company has in the past successfully opened new Restaurants, there can be no assurance that the Company will be able to continue to open new Restaurants or that, if opened, those Restaurants can be operated profitably.

     The three Restaurants opened by the Company in 1995 and the two Restaurants opened to date in 1996 required an initial investment, including land, building, fixtures, furniture, equipment and pre-opening costs, averaging approximately $2.35 million. The Company expects that the average cost of developing and opening a Restaurant in the future also will be approximately $2.35 million, as will the cost of converting an existing facility into a Restaurant. However, these costs may vary greatly depending on the site selected or the quality and condition of the existing facility. There can be no assurance that the estimated cost of developing and opening a Restaurant in the future or the cost of converting an existing facility into a Restaurant will not increase. See "Business -- Expansion and Site Selection" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

COMPETITION; CONSUMER PREFERENCES

     The restaurant and food service industry is highly competitive and fragmented. There are numerous restaurants and other food service operations that compete directly and indirectly with the Company. Many competitors have been in existence longer, have a more established market presence and have significantly greater financial, marketing and other resources and higher total sales volume and profits than does the Company. In addition to other restaurant companies, the Company competes with numerous other businesses for suitable locations for its Restaurants.

     The restaurant industry may be adversely affected by changes in consumer tastes, discretionary spending priorities, national, regional or local economic conditions, demographic trends, consumer confidence in the economy, traffic patterns, weather conditions, employee availability and the type, number and location of competing restaurants. Changes in any of these factors could adversely affect the Company. In addition, factors such as inflation and increased food, liquor, labor and other costs could adversely affect the Company. See "Business -- Competition."

GOVERNMENT REGULATION

     The Company's business is subject to various federal, state and local government regulations, including those relating to the sale of food and alcoholic beverages. While the Company to date has not experienced an inability to obtain or maintain any necessary governmental licenses, permits or approvals, the failure to maintain food and liquor licenses could have a material adverse effect on the Company's operating results. In addition, Restaurant operating costs are affected by increases in the minimum hourly wage, unemployment tax rates, sales taxes and similar costs over which the Company has no control. Since many of the Company's employees are paid at rates based on the federal minimum wage, increases in the minimum wage will result in an increase in the Company's labor costs. The Company is subject to "dram shop" statutes in certain states which generally provide a person injured by an intoxicated person with the right to recover damages from an establishment that served alcoholic beverages to the intoxicated person. Difficulties or failure in obtaining required licenses and approvals will result in delays in, or cancellation of, the opening of new Restaurants. Although the Company has satisfied restaurant, liquor and retail licensing for its existing Restaurants, no assurance can be given that the Company will be able to maintain existing approvals or obtain such further approvals at other locations. The development and construction of additional Restaurants will be subject to compliance with applicable zoning, land use and environmental regulations. There can be no assurance that the Company will be able to obtain necessary variances or other approvals on a cost effective and timely basis in order to construct and develop Restaurants in the future. See "Business -- Government Regulation."

DEPENDENCE ON KEY OFFICERS

     The Company's success will depend largely on the abilities of the Company's senior management, including G. Arthur Seelbinder, the Chairman of the Board and Chief Executive Officer of the Company, Phillip L. Pritchard, President and Chief Operating Officer, and Glenn W. Cockburn, Senior Vice President -- Operations of the Company. The Company does not have an employment or non-competition agreement with any of these officers. The Company has an insurance policy with death benefits of $2 million on the life of Mr. Seelbinder. The loss of the services of any one of them could adversely affect the Company. See "Management."

RESTRICTIONS ON CHANGE IN CONTROL

     The Company adopted a shareholder rights plan in 1990. Certain provisions of the shareholder rights plan and certain of the Company's charter provisions and applicable corporate laws could be used to hinder or delay a takeover bid for the Company. Such provisions may inhibit takeover bids and decrease the chance of shareholders realizing a premium over market price for their Common Shares as a result of a takeover bid. See "Description of Securities."

POSSIBLE VOLATILITY OF STOCK PRICE

     The market price of the Common Shares, like that of the securities of many other companies, has been and is likely to continue to be highly volatile. The price at which the Common Shares trade is determined in the marketplace and may be affected by many factors, including the performance of the Company, investor expectations for the Company, the trading volume in the Common Shares, general economic and market conditions, and competition. In addition, the stock market has experienced and continues to experience price and volume fluctuations which have affected the market price of many companies and which have often been unrelated to the operating performance of these companies. These broad market fluctuations, as well as general economic and political conditions, may adversely affect the market price of the Common Shares.

NOTE GUARANTY AND PLEDGE OF COMMON SHARES

     The Company has guaranteed the payment of a $5,000,000 loan made by a commercial bank to G. Arthur Seelbinder, Chairman of the Board and Chief Executive Officer of the Company. In addition to the Company's guaranty, the $5,000,000 loan and three other loans made to Mr. Seelbinder by the Bank, aggregating $2,975,000 in principal amount, are secured by a pledge by Mr. Seelbinder of 570,000 Common Shares. The guaranty agreement between the Company and the Bank provides that, in the event of a default, the proceeds from the sale by the Bank of the pledged shares will be applied first to the $5,000,000 note guaranteed by the Company. The guaranty agreement also provides that in the event the Bank is unable to liquidate the pledged shares within 120 days after the occurrence of a default, the Company will pay the unsatisfied portion of the $5,000,000 loan. A sale of all or part of the pledged shares by the Bank could have a significant adverse effect on the market price of the Common Shares. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 2,500,000 of Common Shares offered by the Company at an assumed offering price of $14.125 per share are estimated to be approximately $33.2 million ($38.2 million if the over-allotment option is exercised in full). The Company intends to use the net proceeds as follows: (i) to repay the outstanding balance of the Company's revolving/term loan (the "Credit Agreement") (approximately $30.0 million) and
(ii) to finance the development of new Restaurants and for other general corporate purposes. Borrowings under the Credit Agreement have been used to develop new Restaurants, remodel existing or purchased properties, redeem outstanding Convertible Debentures and for working capital. Borrowings under the Credit Agreement mature on December 31, 1998 and bear interest, payable quarterly, at the Company's option, at LIBOR plus 1.25% up to LIBOR plus 2.00% or prime up to prime plus 0.50%, based on a financial ratio as defined in the Credit Agreement. Interest on borrowings at December 31, 1995 ranged from 7.43% to 8.75%. See "Business -- Expansion and Site Selection" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." Pending such uses, the Company plans to invest the net proceeds of this offering in short-term investment grade, interest-bearing securities.

                          PRICE RANGE OF COMMON SHARES

     The Company's Common Shares were designated on the NASDAQ-National Market System under the symbol "COKR" until May 11, 1994 when the shares were listed on the New York Stock Exchange under the symbol "CGR." The following table summarizes the high and low sale prices per share of the Common Shares for the periods indicated, as reported on the NASDAQ-NMS or NYSE, as appropriate.

                                                                          HIGH       LOW
                                                                         ------     ------
    1994
         1st Quarter.................................................    $13.25     $ 8.50
         2nd Quarter.................................................      9.38       7.00
         3rd Quarter.................................................      8.00       6.13
         4th Quarter.................................................      8.13       5.88
    1995
         1st Quarter.................................................    $ 7.75     $ 6.13
         2nd Quarter.................................................     12.00       7.00
         3rd Quarter.................................................     13.13       9.75
         4th Quarter.................................................     11.50       9.38
    1996
         1st Quarter.................................................    $14.00     $11.00
         2nd Quarter (through April 17, 1996)........................     15.00      13.25

     As of April 17, 1996, there were approximately 2,642 holders of Common Shares. On April 17, 1996, the last reported sale price on the NYSE for the Common Shares was $14.125.

                                DIVIDEND POLICY

     The Company paid cash dividends of $0.05 per Common Share in February 1994 and 1995 and $0.06 per Common Share in February 1996. Under the Credit Agreement, dividends may only be declared if the Company's net income for the previous 12 months exceeds $2,000,000 and such dividends, together with all other dividends paid within the last 12 months, do not exceed 15% of the Company's net income for such 12-month period. Payment of future cash dividends by the Company, if any, will be at the discretion of the Company's Board of Directors and will depend upon the earnings and financial condition of the Company and on such other factors as the Board of Directors may consider relevant at the time. See "Description of Securities."

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of March 31, 1996 and as adjusted to reflect the sale by the Company of 2,500,000 Common Shares offered hereby at the assumed public offering price of $14.125 per share and the application of the net proceeds therefrom. This table should be read in conjunction with the Financial Statements and notes thereto appearing elsewhere in this Prospectus.

                                                                             MARCH 31, 1996
                                                                         -----------------------
                                                                         ACTUAL      AS ADJUSTED
                                                                         -------     -----------
                                                                             (IN THOUSANDS)
Long-term debt, less current maturities................................  $44,174       $17,420
Shareholders' equity:
     Common shares -- without par value; authorized 30,000,000; issued
      7,664,606; 10,164,606 issued as adjusted(1)......................   26,068        59,227
     Retained earnings.................................................   18,944        18,944
     Treasury stock, at cost, 513,384 shares...........................   (6,149)       (6,149)
                                                                         -------     ---------
          Total shareholders' equity...................................   38,863        72,022
                                                                         -------     ---------
               Total capitalization....................................  $83,037       $89,442
                                                                         =======     =========

- ---------------

(1) Does not include (i) 1,271,282 Common Shares issuable upon exercise of options outstanding and (ii) 807,884 Common Shares issuable upon conversion of outstanding Convertible Debentures.

                            SELECTED FINANCIAL DATA

     The selected financial data presented below should be read in conjunction with the Company's Financial Statements and notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this Prospectus. The selected financial data for 1993 through 1995 have been derived from the financial statements audited by Price Waterhouse LLP, the Company's independent accountants, and for 1991 and 1992 have been audited by another firm of independent accountants. The selected financial data for the three months ended April 2, 1995 and March 31, 1996 have not been audited and are not necessarily indicative of the results to be expected for the full year. The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. In the opinion of management, all adjustments, consisting of normal recurring accruals, considered necessary for a fair presentation have been included.

                                                                                                THREE MONTHS
                                                                                                   ENDED
                                                                                             ------------------
                                                          FISCAL YEARS (1)                    APRIL     MARCH
                                           -----------------------------------------------     2,        31,
                                            1991      1992      1993      1994      1995      1995       1996
                                           -------   -------   -------   -------   -------   -------   --------
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME DATA:
  Sales..................................  $39,516   $53,028   $66,688   $84,169   $91,678   $22,899   $25,486
                                           -------   -------   -------   -------   -------   -------   --------
  Cost of sales:
    Food and beverages...................   11,264    15,181    18,780    24,193    26,218     6,457     7,167
    Labor................................   13,615    17,944    23,384    31,389    31,977     8,116     8,817
    Restaurant operating expenses........    6,060     8,062    10,540    13,549    15,065     3,677     4,312
    Restaurant depreciation and
      amortization.......................    1,432     1,947     4,063     5,030     3,957     1,093     1,004
                                           -------   -------   -------   -------   -------   -------   --------
                                            32,371    43,134    56,767    74,161    77,217    19,343    21,300
                                           -------   -------   -------   -------   -------   -------   --------
  Restaurant operating income............    7,145     9,894     9,921    10,008    14,461     3,556     4,186
                                           -------   -------   -------   -------   -------   -------   --------
  Other expenses (income):
    General and administrative...........    2,952     3,606     3,710     4,532     5,785     1,261     1,517
    Interest expense.....................      133       221     1,105     1,787     1,848       499       544
    Gain on sale of property.............       --        --        --        --      (305)       (2)       --
    Interest and other income............     (102)     (293)     (409)      (72)      (30)       (8)       --
                                           -------   -------   -------   -------   -------   -------   --------
                                             2,983     3,534     4,406     6,247     7,298     1,750     2,061
                                           -------   -------   -------   -------   -------   -------   --------
  Income before income taxes and
    extraordinary item...................    4,162     6,360     5,515     3,761     7,163     1,806     2,125
  Provision for income taxes before
    extraordinary item...................    1,547     2,380     2,021     1,280     2,731       801       765
                                           -------   -------   -------   -------   -------   -------   --------
  Income before extraordinary item.......    2,615     3,980     3,494     2,481     4,432     1,005     1,360
  Extraordinary gain, net of income
    taxes................................       --        --        --       484        --        --        --
                                           -------   -------   -------   -------   -------   -------   --------
  Net income.............................  $ 2,615   $ 3,980   $ 3,494   $ 2,965   $ 4,432   $ 1,005   $ 1,360
                                           ========  ========  ========  ========  ========  ========  ========
  Earnings per common share:
    Before extraordinary item............  $  0.38   $  0.52   $  0.45   $  0.34   $  0.60   $  0.14   $  0.18
    Extraordinary item...................       --        --        --      0.07        --        --        --
                                           -------   -------   -------   -------   -------   -------   --------
         Total...........................  $  0.38   $  0.52   $  0.45   $  0.41   $  0.60   $  0.14   $  0.18
                                           ========  ========  ========  ========  ========  ========  ========
  Dividends per common share.............  $  0.03   $ 0.035   $  0.05   $  0.05   $  0.05   $  0.05   $  0.06
  Weighted average number of common
    shares and common equivalent shares
    outstanding..........................    6,923     7,715     7,846     7,254     7,387     7,236     7,556
                                           ========  ========  ========  ========  ========  ========  ========
BALANCE SHEET DATA (AT END OF PERIOD):
  Cash and cash equivalents..............  $ 4,762   $ 1,979   $ 4,132   $ 2,087   $ 1,299   $ 2,552   $ 1,071
  Total assets...........................   31,659    62,068    66,598    70,852    83,181    70,910    92,496
  Long-term debt.........................       --    23,000    23,000    28,600    35,976    28,345    44,174
  Shareholders' equity...................   28,226    33,619    35,968    33,908    37,946    34,534    38,863

- ---------------

(1) Ended December 29, 1991, January 3, 1993, January 2, 1994, January 1, 1995 and December 31, 1995.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

     The Company operates 39 restaurants in ten states in the Midwest, East and Southeast regions of the United States, and intends to open seven additional Restaurants during the remainder of 1996 and 11 to 13 Restaurants in 1997. Although the Company historically has been able to open its Restaurants in a timely and cost-effective manner, there can no assurance that new Restaurants can be opened on anticipated opening dates or at anticipated cost levels in the future.

     A new Restaurant is included in the same store sales calculation at the beginning of the first quarter following the Restaurant's first full five quarters of operation. At March 31, 1996, there were 33 Restaurants included in the calculation of same store sales.

     The Company's labor costs per Restaurant traditionally have been higher than those of its competitors due to the Company's strategy of striving to provide superior service to its customers. During 1993 and 1994, labor costs as a percentage of sales increased to a level higher than had been experienced in the past. As a result of changes initiated by new management, the Company's labor costs as a percentage of sales decreased from 37.3% in 1994 to 34.9% in 1995 by reducing the average number of managers per Restaurant from approximately 8.3 to 5.5.

     Pre-opening costs consist primarily of costs for employee training and relocation and supplies incurred in connection with the opening of a new Restaurant. These costs are accumulated to the date that the Restaurant is opened and are amortized on a straight-line basis over one year from the date of opening. Prior to 1993, pre-opening costs were amortized on a straight-line basis over three years. At January 1, 1996, the unamortized portion of pre-opening costs for new Restaurants was $302,000, all of which will be charged against earnings during 1996.

     This Prospectus contains forward-looking statements which involve risks and uncertainties relating to future events. Prospective investors are cautioned that the Company's actual events or results may differ materially from the results discussed in the forward-looking statements. Factors that might cause actual results to differ materially from those indicated by such forward-looking statements include the matters set forth under the caption "Risk Factors."

RESULTS OF OPERATIONS

     The operating results of the Company expressed as a percentage of sales were as follows:

                                                                                     THREE MONTHS ENDED
                                                          FISCAL YEARS(1)          ----------------------
                                                     -------------------------     APRIL 2,     MARCH 31,
                                                     1993      1994      1995        1995         1996
                                                     -----     -----     -----     --------     ---------
Sales............................................    100.0%    100.0%    100.0%     100.0%       100.0%
                                                     -----     -----     -----     --------     -------
Cost of sales:
  Food and beverages.............................     28.2      28.7      28.6        28.2         28.1
  Labor..........................................     35.0      37.3      34.9        35.4         34.6
  Restaurant operating expenses..................     15.8      16.1      16.4        16.1         16.9
  Restaurant depreciation and amortization.......      6.1       6.0       4.3         4.8          4.0
                                                     -----     -----     -----     --------     -------
                                                      85.1      88.1      84.2        84.5         83.6
                                                     -----     -----     -----     --------     -------
Restaurant operating income......................     14.9      11.9      15.8        15.5         16.4
                                                     -----     -----     -----     --------     -------
Other (income) expenses:
  General and administrative.....................      5.6       5.4       6.3         5.5          6.0
  Interest expense...............................      1.7       2.1       2.0         2.1          2.1
  Gain on sale of property.......................       --        --      (0.3)         --           --
  Interest and other income......................     (0.6)     (0.1)       --          --           --
                                                     -----     -----     -----     --------     -------
                                                       6.7       7.4       8.0         7.6          8.1
                                                     -----     -----     -----     --------     -------
Income before income taxes and extraordinary
  item...........................................      8.2       4.5       7.8         7.9          8.3
Provision for income taxes before extraordinary
  item...........................................      3.0       1.5       3.0         3.5          3.0
                                                     -----     -----     -----     --------     -------
Income before extraordinary item.................      5.2       3.0       4.8         4.4          5.3
Extraordinary gain, net of income taxes..........       --       0.5        --          --           --
                                                     -----     -----     -----     --------     -------
Net income.......................................      5.2%      3.5%      4.8%        4.4%         5.3%
                                                     =====     =====     =====     =======      =======

- ---------------

(1) Ended on January 2, 1994, January 1, 1995 and December 31, 1995, respectively.

THREE MONTHS ENDED MARCH 31, 1996 COMPARED TO THREE MONTHS ENDED APRIL 2, 1995

     Sales increased $2,587,000, or 11.3%, from $22,899,000 for the three months ended April 2, 1995 to $25,486,000 for the three months ended March 31, 1996. The increase was due primarily to sales at new Restaurants opened after April 2, 1995. The openings included Gainesville, Florida, Sylvania (Toledo), Ohio, and Solon (Cleveland), Ohio opened in 1995 and Hamilton Road (Columbus), Ohio and Murfreesboro (Nashville), Tennessee opened in 1996. Same store sales decreased 0.9% for the three months ended March 31, 1996 from the comparable period in 1995, primarily as a result of severe winter weather in January. However, same store sales increased in both February and March and average sales for all stores increased 2.1% for the three months ended March 31, 1996.

     Restaurant operating income increased $630,000, or 17.7%, from $3,556,000 for the three months ended April 2, 1995 to $4,186,000 for the three months ended March 31, 1996. Restaurant operating income as a percentage of sales increased from 15.5% for the three months ended April 2, 1995 to 16.4% for the three months ended March 31, 1996. The increase was primarily the result of continued lower labor expenses and lower amortization of pre-opening expenses.

     The cost of food and beverages as a percentage of sales decreased from 28.2% for the three months ended April 2, 1995 to 28.1% for the three months ended March 31, 1996. The decrease was the result of minor changes in the mix of menu items sold in 1996.

     Labor costs as a percentage of sales decreased from 35.4% for the three months ended April 2, 1995 to 34.6% for the three months ended March 31, 1996. The reduction was due to changes in store management staffing implemented during 1995.

     Restaurant operating expenses as a percentage of sales increased from 16.1% for the three months ended April 2, 1995 to 16.9% for the three months ended March 31, 1996. The increase was primarily attributable to increased repair and maintenance, snow removal, utilities and property taxes.

     Restaurant depreciation and amortization of store pre-opening expenses as a percentage of sales decreased from 4.8% for the three months ended April 2, 1995 to 4.0% for the three months ended March 31, 1996. This decrease was due to lower amortization of pre-opening expenses which resulted from the slowdown in the number of new Restaurants opened in 1995.

     General and administrative expenses as a percentage of sales increased from 5.5% for the three months ended April 2, 1995 to 6.0% for the three months ended March 31, 1996. This increase resulted from higher labor and related training expenses for the increased number of manager trainees in 1996. During the three months ended April 2, 1995, the Company slowed its new Restaurant opening rate and reduced the number of managers per Restaurant. During the three months ended March 31, 1996, the Company significantly increased its hiring of management trainees in anticipation of an accelerated opening schedule.

     The provision for income taxes as a percentage of income before income taxes decreased from 44.4% for the three months ended April 2, 1995 to 36.0% for the three months ended March 31, 1996. The provision for the three months ended April 2, 1995 was higher due to the inclusion of the Company's estimate of additional liabilities for prior years.

1995 COMPARED TO 1994

     Sales increased $7,509,000, or 8.9%, from $84,169,000 in 1994 to
$91,678,000 in 1995. The increase was primarily due to sales generated from new Restaurants opened during 1995 and those opened late in 1994. The 1995 openings included Restaurants in Gainesville, Florida; Sylvania (Toledo), Ohio and Solon (Cleveland), Ohio. Same store sales increased during 11 of the 12 months of 1995 with an average annual increase of 0.8%.

     Restaurant operating income increased $4,453,000, or 44.5%, from $10,008,000 in 1994 to $14,461,000 in 1995. Restaurant operating income as a percentage of sales increased from 11.9% in 1994 to 15.8% in 1995. The increase was due primarily to a reduction in store management staffing as well as changes to the Company's hourly employee staffing schedules and related payroll tax and benefit savings. Labor costs as a percentage of sales decreased from 37.3% in 1994 to 34.9% in 1995.

     The Company experienced unusually high produce prices in the second quarter of 1995 and higher than normal chicken prices in the second and third quarters of 1995. However, changes in the items on the menu made during 1995 offset these temporary cost increases and cost of food and beverages as a percentage of sales decreased from 28.7% in 1994 to 28.6% in 1995. No significant menu price increases were made during 1995.

     Restaurant operating expenses as a percentage of sales increased from 16.1% in 1994 to 16.4% in 1995. Most of this increase was the result of higher repair and maintenance spending.

     Restaurant depreciation and amortization of store pre-opening expenses as a percentage of sales decreased from 6.0% in 1994 to 4.3% in 1995. This change was due to lower amortization of pre-opening expenses which was a result of the slowdown in the number of new Restaurants opening in 1994.

     General and administrative expenses as a percentage of sales increased from 5.4% in 1994 to 6.3% in 1995. This increase was the result of the payment of higher management bonuses in 1995 due to significantly stronger Company performance and the addition of the President-Chief Operating Officer for all of 1995.

     The provision for income taxes increased as a percentage of income before income taxes from 34.0% in 1994 to 38.1% in 1995. The 1995 provision included a $205,000 provision for the Company's estimate of additional tax liability.

1994 COMPARED TO 1993

     Sales increased $17,481,000, or 26.2%, from $66,688,000 in 1993 to
$84,169,000 in 1994. The increase was primarily due to sales generated from new Restaurants opened during 1994 and those opened late in 1993. The 1994 openings included Restaurants in Bethesda, Maryland; Tampa and Orlando, Florida; Cincinnati, Ohio; Atlanta, Georgia; and Detroit, Michigan. Same store sales declined 3.4% for the year but showed improvement during the second half of the year and ended with fourth quarter 1994 sales matching fourth quarter 1993 sales.

     Restaurant operating income increased $87,000, or 0.9%, from $9,921,000 in 1993 to $10,008,000 in 1994. Restaurant operating income as a percentage of sales decreased from 14.9% in 1993 to 11.9% in 1994. The decline was primarily due to a moderate increase in commodity costs for raw materials and lower average sales in some of the newer Restaurants.

     Food and beverage costs as a percentage of sales increased from 28.2% in 1993 to 28.7% in 1994 primarily as a result of the commodity cost increase noted above.

     Labor costs as a percentage of sales increased from 35.0% in 1993 to 37.3% in 1994. Since a significant portion of labor costs is fixed, labor expense increases as a percentage of sales as average sales volumes decline. As a result of the lower sales volumes experienced in some of the newer stores, the Company reviewed store staffing models in 1994 and tested a reduced labor staffing model in several markets. The new staffing model reduced the amount of fixed labor expenses and provided more flexibility in improving the labor costs in stores with lower sales volumes.

     Restaurant operating expenses as a percentage of sales increased from 15.8% in 1993 to 16.1% in 1994, primarily as a result of lower average sales volumes in newer Restaurants.

     Restaurant depreciation and amortization of store pre-opening expenses as a percentage of sales decreased from 6.1% in 1993 to 6.0% in 1994. This change is the result of an increase in depreciation as a percent of sales due primarily to lower sales volume offset by a relative reduction of pre-opening expenses. Beginning in January 1993, the Company began amortizing store preoperational expenses over a 12-month period as compared to the 36-month period used previously. In addition to the change in the amortization period, the Company expensed an additional $950,000 of preoperational expenses in the fourth quarter of 1993 for stores that were opened before 1993 so that accounting treatment would be consistent for all Restaurants.

     General and administrative expenses as a percentage of sales decreased from 5.6% in 1993 to 5.4% in 1994 primarily due to these expenses being spread over an increasing number of Restaurants.

     The provision for income taxes before extraordinary items as a percentage of income before income taxes and extraordinary items decreased from 36.6% in 1993 to 34.0% in 1994, reflecting approximately $250,000 of credits from the FICA tip tax credit.

     During the fourth quarter of 1994, the Company repurchased $2,500,000 principal of its Convertible Debentures in the open market for a discounted purchase price of $1,617,500 which resulted in an after tax extraordinary gain of $484,000.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's principal capital requirements arise from the development and opening of new Restaurants. The Company's primary sources of working capital are cash flow from operations and borrowings under the Credit Agreement. The Company's cash flow from operations was $6,203,000, $7,571,000, $9,495,000 and $2,607,000 for 1993, 1994, 1995 and the three months ended March 31, 1996, respectively. The Credit Agreement provides for a $33,000,000 line of credit and as of March 31, 1996, the Company had outstanding borrowings of $26,754,000 under the Credit Agreement. The Company estimates that at the time of this offering, the outstanding balance will be approximately $30,000,000 and that a portion of the net proceeds of this offering will be used to repay this outstanding balance.

     Capital expenditures were $23,627,000, $11,318,000, $17,200,000 and
$10,616,000 for 1993, 1994, 1995 and the three months ended March 31, 1996, respectively. The Company has opened two Restaurants to date in 1996, and intends to open seven additional Restaurants in 1996 and 11 to 13 Restaurants in 1997. Total capital expenditures are estimated to be approximately $18,500,000 in 1996 and approximately $30,000,000 in 1997. The Company believes that cash flow from operations, borrowings from the Credit Agreement and proceeds from this offering will be sufficient to fund the planned expansion as well as the ongoing maintenance and remodeling of existing Restaurants through 1997.

     In 1992, the Company issued its Convertible Debentures in the principal amount of $23,000,000 in a public offering. Under the terms of the Indenture pursuant to which the Convertible Debentures were issued, the Company is required to redeem up to $1,150,000 principal amount on November 1 of each year if timely request is made by holders. In 1994 and 1995, the Company redeemed $1,150,000 and $1,150,000, respectively, of the Convertible Debentures as a result of requests by holders. In addition, the Company is required to redeem up to $25,000 per deceased holder during each fiscal year. In 1994, 1995 and the three months ended March 31, 1996, the Company redeemed $50,000, $30,000, and $50,000, respectively, of the Convertible Debentures by reason of the death of holders. In 1994, the Company purchased $2,500,000 principal amount of the Convertible Debentures on the open market at a market price of $1,618,000, in 1995 purchased $250,000 principal amount at a market price of $222,000 and in the first quarter of 1996, purchased $400,000 principal amount at $363,000. All of the redemptions and purchases of Convertible Debentures during 1994 and 1995 were made with funds obtained from loans under the Company's revolving term loan agreement.

     In March 1994, the Company entered into a guaranty agreement with First Union National Bank of Tennessee ("First Union") pursuant to which the Company guaranteed the payment of a $5,000,000 loan to G. Arthur Seelbinder, Chairman of the Board and Chief Executive Officer of the Company. First Union also is the lender to the Company under the Credit Agreement. In 1995, the Company requested that Mr. Seelbinder refinance the $5,000,000 loan with a bank that was not a lender to the Company. In July 1995, Mr. Seelbinder refinanced the loan with NationsBank of Tennessee N.A. ("NationsBank") and incurred refinancing costs of approximately $42,000, which were paid by the Company. As a condition to the refinancing, NationsBank required that the Company reaffirm its guaranty of the $5,000,000 loan to Mr. Seelbinder. The NationsBank loan bears interest at a per annum rate equal to 0.25% over the prime rate of interest charged by NationsBank from time to time and is due and payable on August 1, 1997. Mr. Seelbinder pledged 570,000 of his Common Shares to NationsBank as collateral for the $5,000,000 loan and as collateral for three additional loans aggregating $2,975,000 in principal amount made to Mr. Seelbinder by NationsBank. The loan agreement between Mr. Seelbinder and NationsBank provides that if there were a default with respect to any of the four loans or a default by the Company under the Credit Agreement, NationsBank would be able to declare all four loans immediately due and payable. The guaranty agreement provides that the Bank will apply the proceeds from the sale of the pledged shares first to the $5,000,000 loan guaranteed by the Company. The guaranty agreement also provides that in the event the Bank is unable to liquidate the pledged shares within 120 days after the occurrence of a default, the Company will pay the unsatisfied portion of the $5,000,000 note. Mr. Seelbinder agreed to pay the Company an annual fee in the amount of 0.25% of the principal amount of the loan during each year that the Company's guaranty is outstanding.

SFAS NO. 123

     In October 1995, the FASB issued Statement of Financial Accounting Standards No. 123 ("SFAS No. 123"), "Accounting for Stock-Based Compensation." SFAS No. 123 establishes financial accounting and reporting standards for stock based employee compensation plans. The statement defines a "fair value based method" of accounting for employee stock options or similar equity instruments and encourages all entities to adopt that method of accounting for all of their employee stock compensation plans. However, SFAS No. 123 also allows an entity to continue to measure compensation costs for those plans using the "intrinsic value based method" of accounting, which the Company currently uses. The Company currently plans on adopting SFAS No. 123 for fiscal 1996 and intends to retain the intrinsic value method of accounting for stock based compensation.

IMPACT OF INFLATION

     The Company does not believe that inflation has materially affected earnings during the past three years. Substantial increases in costs, particularly labor, employee benefits or food costs, could have a significant impact on the Company.

                                    BUSINESS

GENERAL

     The Company operates 39 full-service "Cooker" Restaurants in Florida, Georgia, Indiana, Kentucky, Maryland, Michigan, North Carolina, Ohio, Tennessee and Virginia. Restaurants average approximately 7,600 square feet and 245 seats, and are designed to provide traditional and comfortable dining experiences rather than a theme atmosphere or menu. The Company provides an attractive value to customers by offering a moderately-priced, full menu of high quality food served in generous portions. The menu includes appetizers, soups, salads, chicken, fish, beef and pasta entrees, sandwiches, burgers and desserts, most of which are created from original recipes and prepared from scratch using fresh ingredients. Entree selections generally range in price from $4.45 to $14.95 and, for the three months ended March 31, 1996, the average guest check was approximately $10.60. The Company is committed to providing prompt, friendly and efficient customer service as reflected by its "100% Satisfaction Guarantee" policy and by its having what the Company believes is a higher ratio of service personnel to customers and a greater number of managers per Restaurant than many of its competitors.

     In 1994, the Company began an aggressive program designed to enhance operational execution, broaden and strengthen senior and Restaurant-level management talent, and reduce operating costs. The Company's rapid expansion in 1993, opening nine Restaurants on a base of 20, overextended its Restaurant-level management. In addition, several of these new Restaurants produced lower sales than the Company's existing Restaurants since they were located in new markets where the Company's concept was not established. As a result, the Company slowed its growth and opened only six Restaurants in 1994 and three Restaurants in 1995. These Restaurants primarily were opened in markets where the Cooker reputation was already known and where it could capitalize on distribution and supervisory efficiencies. During this period, the Company focused its attention more closely on improving operations at existing Restaurants. In 1994 and 1995, the Company strengthened its senior-level management team by adding three key executives: Phillip L. Pritchard, President and Chief Operating Officer, formerly with GMRI; David C. Sevig, Vice
President -- Chief Financial Officer, formerly with GMRI and Blockbuster Entertainment Group; and Jeffrey M. Karla, Human Resources Director, previously with McDonald's. Additionally, the Company strengthened its Restaurant-level management teams by implementing an ongoing, comprehensive development program. Furthermore, rather than staffing all Restaurants with the same number of managers, the Company began to staff Restaurants according to sales volume, which significantly reduced the Company's cost of labor as a percentage of sales by decreasing the average number of managers per Restaurant from approximately
8.3 to 5.5.

THE COOKER CONCEPT

     The key features of the Cooker concept include the following:

     "100% Satisfaction Guarantee." The Company is committed to providing high quality food, friendly and efficient service and comfortable, clean surroundings. Restaurant managers visit tables to make sure every customer is satisfied with the Cooker experience. If a customer is not satisfied with any part of the visit, particularly the food and service, the Restaurant staff is authorized to provide that customer with a free meal.

     Original Recipes Made From Scratch. Cooker provides an attractive value to customers by offering a moderately-priced, full menu of high quality food served in generous portions. Most of the items on Cooker's menu are created from original recipes and prepared from scratch using fresh ingredients, which the Company believes results in more flavorful foods. The menu is re-evaluated in June and December of each year when the least popular items from each category (appetizers, entrees, desserts) are removed from the menu and replaced with new items created by the Company's culinary team. Each menu item is researched and tested in Cooker's test kitchen and in Restaurants to ensure customer acceptance.

     Commitment to Staffing. The Company's commitment to meeting the highest standards of customer service is reflected in having what the Company believes is a higher ratio of service personnel to customers and having a greater number of managers per Restaurant than many of its competitors. The Company believes that higher staffing levels permit its staff to interact with customers, resulting in an enhanced dining experience. This strategy results in repeat customer visits, as well as "word-of-mouth" advertising from current customers that attracts new customers.

     Timeless Atmosphere. The Company's Restaurants are designed to create a traditional and comfortable atmosphere suitable for any occasion. This atmosphere is enhanced by friendly service and a menu that appeals to a broad segment of the population and encourages customers to visit the Company's Restaurants more often. Unlike many casual dining restaurants that center around a "theme," the Company believes its Restaurants are not as sensitive to changing customer preferences and trends.

     Dedicated Employees. The Company hires its personnel only after extensive interviews, and seeks to recruit employees who share the Company's commitment to high standards of customer service. Each new non-management employee is initially trained for a minimum of seven to ten days or longer if hired for a new Restaurant. Regardless of their background, new management personnel undergo 90 to 120 days of training that includes gaining exposure to all areas of Restaurant operations and attending training classes at the Company's headquarters. The Company encourages a sense of personal commitment from its employees at every level by providing extensive training, employee development and competitive compensation. Management believes its personnel policies result in a low rate of employee turnover.

MENU

     The Company provides an attractive value to customers by offering a moderately-priced, full menu of high quality food and beverage items served in generous portions. The menu features 66 items including appetizers, soups, salads, chicken, fish, beef and pasta entrees, sandwiches, burgers and desserts. Most of the items on the menu are created from original recipes and prepared from scratch using fresh ingredients, which the Company believes results in more flavorful food. Lunch and dinner entrees generally range in price from $4.45 to $14.95 and, for the three months ended March 31, 1996, lunch accounted for approximately 40% of sales. The average check per person for the three months ended March 31, 1996 was approximately $10.60. Each Restaurant offers alcoholic beverages including liquor, wine and beer, which constituted approximately 11% of sales for the three months ended March 31, 1996. The Company re-evaluates its menu in June and December of each year, and the least popular items from each category are removed from the menu and replaced with new items created by the Company's culinary team. Each menu item and recipe is researched and tested in Cooker's test kitchen and in the Restaurants to ensure customer acceptance.

DESIGN

     The Restaurants are designed to be comfortable and functional, with a decor that includes materials such as mahogany, slate, marble and tile. The average Restaurant is approximately 7,600 square feet (of which approximately 40% is devoted to kitchen and service areas) with seating for approximately 245 customers. However, seven of the nine Restaurants planned to be opened in 1996 will have in excess of 8,000 square feet and will seat approximately 270 customers. This increase is a result of the size of the existing facilities that the Company plans to convert into Restaurants and does not reflect a management decision to increase the size of future Restaurants. The majority of the seating is in booths, which enhances customer privacy and comfort. Each Restaurant also has a separate bar area which has stool and booth seating. The Company believes that the typical Restaurant kitchen is comparatively large by industry standards and is designed for quality and speed of food preparation. These kitchens permit the Company to be flexible in the types of food items which can be prepared and to adapt to changing consumer tastes and preferences.

RESTAURANTS LOCATIONS

     The following table reflects the existing 39 Restaurant locations and the seven additional Restaurant locations scheduled to open during the remainder of 1996.

           LOCATION                METROPOLITAN AREA
- ------------------------------  ------------------------
FLORIDA
  Altamonte Springs...........  Orlando
  Ft. Myers...................  Ft. Myers
  Gainesville.................  Gainesville
  Melbourne...................  Melbourne
  Palm Harbor.................  Tampa-St. Petersburg
GEORGIA
  Alpharetta..................  Atlanta
  Gwinnett*...................  Atlanta
  Towne Center*...............  Atlanta
  Wildwood....................  Atlanta
INDIANA
  Keystone....................  Indianapolis
  Willow Lake.................  Indianapolis
KENTUCKY
  Hurstbourne Plaza...........  Louisville
MARYLAND
  Bethesda....................  Washington, DC
MICHIGAN
  Ann Arbor...................  Detroit
  Auburn Hills................  Detroit
  Livonia.....................  Detroit
  Novi........................  Detroit
  Sterling Heights*...........  Detroit
NORTH CAROLINA
  Raleigh.....................  Raleigh-Durham

              LOCATION                METROPOLITAN AREA
- ------------------------------------  ------------------
OHIO
  Governor's Hill...................  Cincinnati
  Paxton Road.......................  Cincinnati
  Springdale........................  Cincinnati
  Rockside..........................  Cleveland
  Beachwood.........................  Cleveland
  Westlake..........................  Cleveland
  Solon.............................  Cleveland
  Bethel Road.......................  Columbus
  Cleveland Avenue..................  Columbus
  East Main St......................  Columbus
  Hamilton Rd.......................  Columbus
  Morse Road*.......................  Columbus
  North High St.....................  Columbus
  Beaver Creek*.....................  Dayton
  Miamisburg Centerville............  Dayton
  Poe Road*.........................  Dayton
  Toledo............................  Toledo
  Sylvania..........................  Toledo
  Boardman Township*................  Youngstown
TENNESSEE
  Memphis...........................  Memphis
  Regalia Center....................  Memphis
  Hermitage.........................  Nashville
  Murfreesboro......................  Nashville
  Parkway...........................  Nashville
  Rivergate.........................  Nashville
  West End..........................  Nashville
VIRGINIA
  Fairfax...........................  Washington, DC

* Restaurants scheduled to open during remainder of 1996.

     The Company leases 15 Restaurants from unaffiliated lessors with terms ranging from 16 to 48 years, that include options to extend such leases exercisable by the Company. See Note 10 to the Financial Statements for information relating to lease commitments. The Company owns the remaining Restaurants, six of which are subject to a mortgage granted to the First Union National Bank of Tennessee to secure the Credit Agreement.

UNIT ECONOMICS

     For the fifty-two week period ended March 31, 1996, the 34 Restaurants open for the period generated average sales of approximately $2.6 million, average operating income of approximately $434,000, or 16.7% of sales, and average cash flow of approximately $521,000, or 20.1% of sales. Average cash flow represents average operating income before depreciation and amortization. Average cash flow is commonly used as an additional measure of operating profitability in the restaurant industry, although it should not be considered an alternative to operating income as an indicator of the Company's operating performance or an alternative to cash flow from operating activities as a measure of liquidity. The three Restaurants opened by the Company in 1995 and the two Restaurants opened in 1996 required an initial investment, including land, building, fixtures, furniture, equipment and pre-opening costs, averaging approximately $2.35 million. The Company expects that the average cost of developing and opening a Restaurant in the future also will be approximately $2.35 million, as will the cost of converting an existing facility into a Restaurant. However, these costs may vary greatly depending on the site selected or the quality and condition of the existing facility. There can be no assurance that the estimated cost of developing and opening a Restaurant in the future or the cost of converting an existing facility into a Restaurant will not increase.

EXPANSION AND SITE SELECTION

     The Company has opened two Restaurants to date in 1996 and intends to open an additional seven Restaurants this year. On January 4, 1996, the Company purchased six properties from a subsidiary of Darden Restaurants, Inc. for a cash purchase price of approximately $11.2 million. The properties purchased by the Company had been operated as part of a chain of "China Coast Restaurants." This chain closed in 1995. The Company is in the process of remodeling these six properties to conform to its specifications and plans to open them during the second quarter of 1996. The Company intends to open 11 to 13 Restaurants in 1997. A majority of potential locations for openings in 1997 have been tentatively identified and negotiations for those locations are currently in progress. There can be no assurance that the Company will be able to open the number of Restaurants planned to be opened by them or that such Restaurants will be opened on schedule.

     The Company considers the specific location of a Restaurant to be critical to its long-term success and devotes significant effort to the investigation and evaluation of potential sites. In order to effectively control its operational and administrative costs, as well as take advantage of name recognition, the Company anticipates that further expansion will be in medium to large metropolitan areas in the Midwest, East and Southeast regions of the United States, primarily in areas where the Company currently operates Restaurants. The Company intends to locate Restaurants in freestanding buildings and in retail developments in proximity to high density, high traffic, office, residential and retail areas. The Company owns and leases the sites for its existing facilities, although the Company prefers to own the property.

RESTAURANT OPERATIONS

     Management and Employees. The Company currently has eight regional managers who are each responsible for supervising between four and six of the Company's Restaurants and continuing the development of a Restaurant's management team. Through regular visits to the Restaurants, the regional managers ensure that the Company's concept, strategy and standards of quality are being adhered to in all aspects of restaurant operations. Each of the Company's Restaurants typically has one general manager, one assistant general manager, one kitchen manager and between two and four assistant managers. The general manager of each Restaurant has primary responsibility for the day-to-day operations of the entire Restaurant and is responsible for maintaining the standards of quality and performance established by the Company. The average number of hourly employees in each Restaurant is approximately 85. Management believes that its success is in part attributable to its high level of service and interaction between its employees and guests.

     The Company seeks to attract and retain high quality managers and hourly employees by providing attractive financial incentives and flexible working schedules. Financial incentives provided to attract high quality managers include competitive salaries, bonuses and stock options based upon position, seniority and performance criteria. Also, management believes that the Company attracts qualified managers by providing a higher overall quality of life characterized by a five-day work schedule.

     Prior to 1994, the Company maintained an average of approximately 8.3 managers for each Restaurant. During 1994, management implemented a program to better match the number of managers with the sales of a particular Restaurant. As a result of this program, management has reduced the average number of managers per Restaurant to approximately 5.5, thereby reducing the Company's cost of labor as a percentage of sales.

     Training and Development. The Company hires its personnel only after extensive interviews, and seeks to recruit employees who share the Company's commitment to high standards of customer service. Each new non-management employee is initially trained for a minimum of seven to ten days or longer if hired for a new Restaurant. Regardless of their background, new management personnel undergo 90 to 120 days of training that includes gaining exposure to all areas of Restaurant operations and attending training classes at the Company's headquarters. The Company encourages a sense of personal commitment from its employees at every level by providing extensive training, employee development and competitive compensation. Management believes its personnel policies result in a low rate of employee turnover.

     Restaurant Reporting Systems. The Company uses integrated management information systems that include a point-of-sale system to facilitate the movement of food and beverage orders between the customer areas and kitchen operations, control cash, handle credit card authorizations, and gather data on sales by menu item and hours worked by employees. In addition, Restaurant systems have been developed to record accounts payable and inventories. Sales, cash control, and summary payroll data are transferred to the Company's headquarters nightly. Detailed payroll, accounts payable and inventory data are transferred to the Company's headquarters weekly. These Restaurant information systems provide data for posting directly to the Company's general ledger, to other accounting subsystems and to other systems developed to evaluate Restaurant performance.

     The Restaurant system also provides hourly, daily and weekly reports for each Restaurant manager to evaluate current performance and to plan for future staffing and food production needs. The headquarters' systems also provide a variety of management reports comparing current results to prior periods and predetermined operating budgets. The results are reported to and reviewed with Company management by accounting personnel. Included among the reports produced are (i) daily reports of revenue and labor cost by Restaurant, (ii) weekly summary profit and loss statement by Restaurant and an analysis of sales by menu item, and (iii) monthly detailed profit and loss statements by Restaurant as well as analytical reports on a variety of Restaurant performance characteristics.

     Purchasing. Purchasing specifications are determined by the Company's corporate offices. Each Restaurant's management team determines the daily quantities of food items needed and orders such quantities from major suppliers at prices often negotiated directly with the Company's corporate offices. The Company purchases its food products and supplies from a variety of national, regional and local suppliers. The Company is not dependent upon any one supplier and has not experienced significant delays in receiving its food and beverage inventories, restaurant supplies or equipment. Management believes that the diversity of the Company's menu enables its overall food costs to be less dependent upon the price of a particular product. The Company also tests various new products in an effort to obtain the highest quality products possible and to be responsive to changing customer tastes.

     Advertising and Marketing. The Company relies primarily on "word of mouth" advertising to attract customers to its Restaurants. Management believes its "100% Satisfaction Guarantee," made-from-scratch menu items and focus on high-quality service generates a high level of repeat customers and new customer visits. The Company focuses its limited advertising expenses on local promotions and public relations efforts.

     Hours of Operation. The Restaurants generally offer food service from 11:00 a.m. to 11:00 p.m., Sunday through Thursday, and 11:00 a.m. to midnight on Friday and Saturday. All menu items (other than alcoholic beverages) are available for carry-out.

COMPETITION

     The restaurant and food service industry is highly competitive and fragmented. There are numerous restaurants and other food service operations that compete directly and indirectly with the Company. Many competitors have been in existence longer, have a more established market presence and have significantly greater financial, marketing and other resources and higher total sales volume and profits than does the Company. In addition to other restaurant companies, the Company competes with numerous other businesses for suitable locations for its restaurants.

     The restaurant industry may be adversely affected by changes in consumer tastes, discretionary spending priorities, national, regional or local economic conditions, demographic trends, consumer confidence in the economy, traffic patterns, weather conditions, employee availability and the type, number and location of competing restaurants. Changes in any of these factors could adversely affect the Company. In addition, factors such as inflation and increased food, liquor, labor and other costs could adversely affect the Company.

GOVERNMENT REGULATION

     The Company's business is subject to various federal, state and local government regulations, including those relating to the sale of food and alcoholic beverages. While the Company to date has not experienced an inability to obtain or maintain any necessary governmental licenses, permits or approvals, the failure to maintain food and liquor licenses could have a material adverse effect on the Company's operating results. In addition, Restaurant operating costs are affected by increases in the minimum hourly wage, unemployment tax rates, sales taxes and similar costs over which the Company has no control. Since many of the Company's employees are paid at rates based on the federal minimum wage, increases in the minimum wage will result in an increase in the Company's labor costs. The Company is subject to "dram shop" statutes in certain states which generally provide a person injured by an intoxicated person with the right to recover damages from an establishment that served alcoholic beverages to the intoxicated person. Difficulties or failure in obtaining required licenses and approvals will result in delays in, or cancellation of, the opening of new Restaurants. Although the Company has satisfied restaurant, liquor and retail licensing for its existing Restaurants, no assurance can be given that the Company will be able to maintain existing approvals or obtain such further approvals at other locations. The development and construction of additional Restaurants will be subject to compliance with applicable zoning, land use and environmental regulations. There can be no assurance that the Company will be able to obtain necessary variances or other approvals on a cost effective and timely basis in order to construct and develop Restaurants in the future.

EMPLOYEES

     At March 31, 1996, the Company had approximately 3,530 employees, of which 3,250 were Restaurant employees, 250 were Restaurant management personnel, and 30 were corporate staff personnel. None of the Company's employees is represented by a labor union or a collective bargaining unit. The Company considers relations with its employees to be satisfactory.

MARKS

     The Company has registered the service marks "Cooker Bar and Grille" and Design and "The Southern Cooker -- Home Style Restaurant & Bar" and Design with the United States Patent and Trademark Office. The Company also uses the word Cooker as a service mark in combination with words and designs other than those used in the registered marks. Other providers of restaurant services use trade names that include the word "cooker." Some of these users may resist the Company's use of its marks, as it expands into new territories. However, in view of the extensive third party use of such trade names, management believes that the Company should be in a reasonably good position to resist adverse claims. This same extensive third party use means, however, that the Company may in the future have difficulty blocking use by others of marks incorporating the word "cooker." It is possible for prior users to develop rights in such marks in their geographic territories and it would be difficult for the Company to limit such use, even though the Company has a federal registration.

                                   MANAGEMENT

     The directors and executive officers of the Company, their ages and positions are as follows:

                NAME                         AGE                  POSITION
- -----------------------------------------   ----    ------------------------------------------
G. Arthur Seelbinder....................    52      Chairman of the Board, Chief Executive
                                                    Officer and Director
Phillip L. Pritchard....................    46      President, Chief Operating Officer and
                                                    Director
Glenn W. Cockburn.......................    40      Senior Vice President -- Operations and
                                                    Director
David C. Sevig..........................    52      Vice President -- Chief Financial Officer
Margaret A. Epperson....................    50      Secretary and Treasurer
Henry R. Hillenmeyer....................    52      Director
David L. Hobson.........................    59      Director
Robin V. Holderman......................    44      Director
David T. Kollat.........................    57      Director
Joseph E. Madigan.......................    63      Director
Margaret T. Monaco......................    48      Director

     G. Arthur Seelbinder is one of the founders of the Company. He has served as Chairman of the Board, Chief Executive Officer and a director of the Company since 1986. From September 1989 to December 1994, Mr. Seelbinder served as President of the Company. From 1984 to the time it was merged into the Company in 1988, Mr. Seelbinder served as Chairman of the Board of Cooker Corporation, a predecessor of the Company. Mr. Seelbinder also is the President and a director of Financial Land Corporation, a real estate holding company.

     Phillip L. Pritchard has served as President, Chief Operating Officer and a director of the Company since November 1994. From March 1972 to December 1994, Mr. Pritchard was employed by GMRI where he served in a number of positions, including Executive Vice President, Operations, for GMRI's Red Lobster restaurants and Executive Vice President, Operations, for GMRI's China Coast restaurants.

     Glenn W. Cockburn is one of the founders of the Company. Mr. Cockburn has served as a director of the Company since October 1989 and as the Company's Senior Vice President -- Operations since August 1991. From 1988 to August 1991, Mr. Cockburn served as Vice President -- Food Services of the Company. From 1986 to the time it was merged into the Company in 1988, Mr. Cockburn served as Vice President of Food Operations of Cooker Corporation.

     David C. Sevig has served as Vice President -- Chief Financial Officer of the Company since June 1995. From May 1994 to May 1995, Mr. Sevig was employed by Blockbuster Entertainment Group in connection with its development of the Block Party entertainment concept. From 1967 to March 1994, Mr. Sevig was employed by GMRI where he served in a number of positions, including Vice President -- Controller of international restaurants and Vice
President -- Controller of Red Lobster restaurants.

     Margaret A. Epperson has served as Secretary and Treasurer of the Company since 1986. Ms. Epperson also has served as the Secretary and Treasurer of Financial Land Corporation since 1988.

     Henry R. Hillenmeyer has served as a director of the Company since October 1994. Since March 1995, Mr. Hillenmeyer has served as the Chairman and Chief Executive Officer of Skill Search Corporation, a resume database company. From May 1988 to October 1994, Mr. Hillenmeyer served as Chairman and President of Southern Hospitality Corporation, a Wendy's franchise operator based in Nashville, Tennessee.

     David L. Hobson has been a director of the Company since 1986. Mr. Hobson has served as a member of the United States House of Representatives since January 1991. From 1982 to December 1990, Mr. Hobson served as a member of the Ohio Senate and from November 1988 to December 1990 served as its president pro-tem. Mr. Hobson has been involved in the restaurant industry for more than 18 years.

     Robin V. Holderman has served as a director of the Company since 1986. Mr. Holderman has served as President of Ruscilli Development Co., Ltd., a real estate development company, since May 1995. From April 1994 to May 1995, Mr. Holderman served as Manager of Industrial Development of Duke Realty Investments, Inc., a real estate development company. From December 1992 to April 1994, Mr. Holderman served as President of Conquest Corporation, a commercial and industrial real estate development company located in Columbus, Ohio, which he founded. From June 1990 to December 1992, Mr. Holderman served as the Director of Development for the Columbus, Ohio office of the Miller-Valentine Group, a commercial real estate development and construction company based in Dayton, Ohio.

     David T. Kollat has served as a director of the Company since 1988. Mr. Kollat has served as Chairman of 22 Inc., a company specializing in research and consulting for retailers and consumer goods manufacturers, since October 1987. Mr. Kollat currently serves as a director for Consolidated Stores, Inc., The Limited, Inc., Wolverine World Wide, Inc. and Audio Environment, Inc.

     Joseph E. Madigan has served as a director of the Company since 1989. Mr. Madigan has served as the President of Madigan Associates, a consulting firm, since it was established in 1988 and has served as Chairman of the Board of Cardinal Realty Services, Inc., a multi-family housing enterprise, since 1995. Mr. Madigan currently serves as a director for Skyline Chili, Inc., a fast food service restaurant and food production company.

     Margaret T. Monaco has served as a director of the Company since April 1994. Ms. Monaco has served as a principal with Probus Advisors, a management and financial consulting firm, since July 1993. From October 1987 to June 1993, Ms. Monaco served as Vice President and Treasurer of The Limited, Inc. Ms. Monaco currently serves as a director for Barnes & Noble, Inc. and Crown America Realty Trust.

                             PRINCIPAL SHAREHOLDERS

     The following table sets forth, as of March 31, 1996, certain information regarding the beneficial ownership of Common Shares for (i) each person known to the Company to own beneficially more than 5% of the Common Shares, (ii) each director, (iii) each of the executive officers whose compensation equaled or exceeded $100,000 in 1995, and (iv) the Company's directors and executive officers as a group.

                               SHARES                PERCENTAGE OF COMMON               PERCENTAGE OF COMMON
                              BENEFICIALLY            SHARES BENEFICIALLY               SHARES BENEFICIALLY
  NAME OF BENEFICIAL OWNER    OWNED(1)(2)         OWNED PRIOR TO THE OFFERING         OWNED AFTER THE OFFERING
- ----------------------------  ---------           ---------------------------         ------------------------
G. Arthur Seelbinder(3)         838,576(4)(5)(6)              11.7%                              8.7%
Glenn W. Cockburn               280,778(4)                     3.9%                              2.9%
Henry R. Hillenmeyer              7,000(6)(7)                  *                                 *
David L. Hobson                  61,874(6)                     *                                 *
David T. Kollat                 109,325(6)                     1.5%                              1.1%
Robin V. Holderman               17,318(6)                     *                                 *
Joseph E. Madigan                23,289(8)                     *                                 *
Margaret T. Monaco                3,000                        *                                 *
Phillip L. Pritchard            131,910(4)                     1.8%                              1.4%
All directors and executive
  officers as a group
  (11 persons)                1,485,996(4)(6)(8)              20.8%                             15.4%

- ---------------

* Less than 1%.

(1) Unless otherwise indicated, the beneficial owner has sole voting and dispositive power over these shares subject to the spousal rights, if any, of the spouses of those beneficial owners who have spouses.

(2) Includes Common Shares subject to stock options outstanding and exercisable as of March 31, 1996: for Mr. Seelbinder, 95,013 Common Shares; for Mr. Cockburn, 75,934 Common Shares; for Mr. Hobson, 19,442 Common Shares; for Mr. Holderman, 15,236 Common Shares; for Mr. Kollat, 35,693 Common Shares; for Mr. Madigan, 20,625 Common Shares; for Mr. Pritchard, 37,500 Common Shares; and for all directors and executive officers as a group, 301,061 Common Shares.

(3) G. Arthur Seelbinder's address is c/o the Company, 5500 Village Boulevard, West Palm Beach, Florida 33407.

(4) Includes Common Shares beneficially owned through the ESOP: for Mr. Cockburn, 4,843 Common Shares; for Mr. Seelbinder, 5,441 Common Shares; for Mr. Pritchard, six Common Shares; and for all directors and executive officers as a group, 12,505 Common Shares.

(5) Mr. Seelbinder has pledged 570,000 of his Common Shares to a commercial bank as collateral for loans made to him. See "Risk Factors -- Note Guaranty and Pledge of Common Shares" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

(6) The ESOP holds approximately 312,707 Common Shares, constituting approximately 4.4% of the outstanding Common Shares as of March 31, 1996. Margaret A. Epperson, Secretary and Treasurer of the Company, is the trustee of the ESOP. Under certain circumstances, Ms. Epperson has investment power over Common Shares held by the ESOP and may, to such extent, be deemed the beneficial owner of such shares. Messrs. Kollat, Hobson, Hillenmeyer and Holderman, as members of the Compensation Committee, have shared voting and, in certain circumstances, investment power over unallocated Common Shares held by the ESOP and may, to such extent, be deemed the beneficial owners of such shares. Messrs. Kollat, Hobson, Hillenmeyer and Holderman disclaim beneficial ownership of all Common Shares held by the ESOP.

(7) Includes 3,000 Common Shares owned of record by his spouse and children, as to which beneficial ownership is disclaimed.

(8) Includes 1,332 Common Shares as to which Mr. Madigan shares voting and investment power.

                           DESCRIPTION OF SECURITIES

     The authorized capital stock of the Company consists of 30,000,000 Common Shares, without par value, 300,000 Class A Junior Participating Preferred Shares, without par value ("Class A Preferred Shares"), none of which is outstanding, and 4,700,000 Class B Preferred Shares, without par value ("Class B Preferred Shares"), none of which is outstanding. The following brief description of the Company's capital stock is qualified in its entirety by reference to its Amended and Restated Articles of Incorporation (the "Articles"), Amended and Restated Code of Regulations (the "Regulations") and the Rights Agreement, each of which are exhibits to the Registration Statement of which this Prospectus forms a part. See "Available Information."

COMMON SHARES

     The issued and outstanding Common Shares are, and the Common Shares issuable in this offering will be, upon receipt of payment therefor and delivery thereof, duly authorized, validly issued, fully paid and nonassessable. Holders of Common Shares are entitled to one vote per share on all matters that properly come before the shareholders, including the election of directors. The Common Shares do not have cumulative voting rights and, therefore, a simple majority of the Common Shares present and voting at a meeting of shareholders will be able to elect all of the directors to be elected at such meeting. Holders of Common Shares are entitled to receive dividends when, as and if declared by the Board of Directors of the Company out of funds legally available therefor. Under the Company's Credit Agreement, dividends may be declared only if the Company's net income for the previous 12 months exceeds $2,000,000 and such dividends, together with all other dividends paid within the last 12 months, do not exceed 15% of the Company's net income for such 12-month period. See "Dividend Policy." In the event of the liquidation, dissolution or winding up of the affairs of the Company, holders of Common Shares are entitled to receive ratably the net assets of the Company available for distribution after the Company's creditors are paid. Holders of Common Shares have no preemptive, redemption or conversion rights.

SHAREHOLDER RIGHTS PLAN

     Adoption of the Shareholder Rights Plan. On January 16, 1990, the Board of Directors adopted a shareholder rights plan for the Company. The purpose of the shareholder rights plan is to protect the interests of the Company's shareholders if the Company is confronted with coercive or unfair takeover tactics by encouraging third parties interested in acquiring the Company to negotiate with the Board of Directors.

     The shareholder rights plan is a plan by which the Company has distributed rights ("Rights") to purchase (at the rate of 1.5 Rights per Common Share) one hundredth of a Class A Preferred Share at an exercise price of $15 per Right. The Rights are attached to Common Shares and are not exercisable until after 20% of the Common Shares has been acquired. At this point, they would be separately traded and exercisable. Upon certain events, including a third party obtaining 20% or more of the Common Shares, the Rights would "flip-in" (but not the Rights of such substantial shareholder) and become Rights to acquire, upon payment of the exercise price, Common Shares (or, in certain circumstances, other consideration) with a value of twice the exercise price of the Right. If a third party were to take certain action to acquire the Company, such as a merger, the Rights would "flip-over" and entitle the holder to acquire shares of the acquiring person with a value of twice the exercise price. The Rights are redeemable by the Company at any time before they become exercisable for $.01 per Right and expire on January 16, 2000. The number of Rights per Common Share originally was one, but such number was adjusted to reflect the impact of the April 29, 1991 three-for-one share combination and the April 13, 1992 two-for-one share split, and the number of Rights per Common Share will be adjusted in the future to reflect future splits and combinations of, and Common Share dividends on, the Common Shares. The exercise price of the Rights will be adjusted to reflect changes in the Class A Preferred Shares.

     Class A Preferred Shares. The Class A Preferred Shares purchasable upon exercise of the Rights will be redeemable at a price equal to the product of 66 2/3 multiplied by the current per share market price of the Common Shares at the time of redemption, together with any accrued but unpaid dividends. Each Class A Preferred Share will have a minimum preferential quarterly dividend of $0.05 per share and will be entitled to an aggregate dividend of 66 2/3 times the dividend declared on the Common Shares. In the event of liquidation, the holders of the Class A Preferred Shares will receive a preferred liquidation payment equal to $0.10 per share and, after the Common Shares have received a proportionate distribution, will share in the remaining assets on a proportionate basis with the Common Shares. If dividends on Class A Preferred Shares are in arrears in an amount equal to six quarterly dividend payments, all holders of Preferred Shares of the Company (including holders of Class A Preferred Shares) with dividends in arrears equal to such amount, voting as a class, will have the right to elect two directors of the Company. Shares of issued and outstanding Class A Preferred Shares will rank senior to the Company's Common Shares but junior to any other outstanding class of Preferred Shares of the Company as to both the payment of dividends and the distribution of assets. Each Class A Preferred Share will have 66 2/3 votes on all matters submitted to the shareholders. In the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Class A Preferred Share will be entitled to receive 66 2/3 times the amount received per Common Share. It was the intention of the Company that each Class A Preferred Share approximate 100 Common Shares as they existed on March 5, 1990, the date the Rights were first distributed; therefore, the redemption price, dividend, liquidation price and voting rights have been, and will in the future be, adjusted to reflect splits and combinations of, and Common Share dividends on, the Common Shares.

     Anti-Takeover Effects. The Company's shareholder rights plan is designed to deter coercive takeover tactics and otherwise to encourage persons interested in acquiring the Company to negotiate with the Board of Directors. The shareholder rights plan will confront a potential acquirer of the Company with the possibility that the Company's shareholders will be able to substantially dilute the acquirer's equity interest by exercising Rights to buy additional shares in the Company or, in certain cases, shares in the acquirer, at a substantial discount. The Board of Directors may redeem the Rights at a nominal consideration if it considers the proposed acquisition of the Company to be in the best interests of the Company and its shareholders. Accordingly, the shareholder rights plan should not interfere with any merger or other business combination which has been approved by the Board of Directors. Any plan or arrangement which effectively requires an acquiring company to negotiate with the Company's management may be characterized as increasing such management's ability to maintain its position with the Company, including the approval of a transaction which provides less value to the shareholders while providing benefits to management.

CLASS B PREFERRED SHARES

     The Board of Directors has the authority, without shareholder approval, to issue Class B Preferred Shares having voting or conversion rights which could adversely affect the voting power of holders of Common Shares. The issuance of a series or class of Class B Preferred Shares could be used to hinder or delay a takeover bid for the Company which might have the effect of inhibiting such bids and decreasing the chance of the shareholders realizing a premium over market price for their Common Shares as a result of such a takeover bid. The Company does not have any current plan, arrangement or understanding to issue any of the Class B Preferred Shares.

CERTAIN CHARTER PROVISIONS

     Certain provisions of the Articles and the Regulations may have the effect of deterring companies or other persons from making takeover bids for control of the Company or may be used to hinder or delay a takeover bid thereby decreasing the chance of the shareholders of realizing a premium over market price for their Common Shares as a result of such bids. The relevant provisions of the Articles are (a) a provision that requires the approval of holders of 75% of the Company's voting shares and holders of a majority of the voting shares held by disinterested persons for certain business combinations involving shareholders who beneficially own more than 20% of the Company's outstanding shares and (b) a provision authorizing the Company to purchase its capital shares by action of the Board of Directors. The relevant provisions of the Regulations are (i) a provision that divides the Board of Directors into three classes with staggered three year terms, (ii) a provision that restricts the right of shareholders to nominate directors from the floor at the annual meeting, (iii) a provision that requires a vote of holders of 75% of the voting shares to remove a director,
(iv) a provision that requires the approval of an amendment to the Code of Regulations by holders of 75% of the voting shares if it is not approved by at least three-fourths of the directors, (v) a provision that restricts the right of shareholders to call a special meeting of shareholders unless holders of 50% of the voting shares join in the request for a call, and (vi) a provision that requires a vote of holders of 75% of the voting shares to change the number of directors although such number may be changed within the range of 3 to 15 without shareholder approval.

CERTAIN LAWS

     The Company is subject to the Ohio Control Share Acquisition Law, which requires that, subject to certain exemptions, any acquisition of shares having one-fifth to one-third, one-third to one-half or a majority or more of the Company's voting power be made only with the prior authorization of the holders of a majority of the voting shares present at the meeting held to obtain such authorization and a majority of the holders of shares who are disinterested. The Company is also subject to Chapter 1704 of the Ohio Revised Code. Under Chapter 1704, the Company may not engage in a Chapter 1704 transaction (a term that broadly includes mergers, asset and stock sales and other financing transactions) with an interested shareholder (a person or entity that controls 10% or more of the Company's voting power) for three years after such shareholder became an interested shareholder unless the directors of the Company approve the transaction or the purchase of shares by the interested shareholder in advance. Chapter 1704 transactions between an interested shareholder that has held such shares for three years and the Company that were not approved by the directors in advance are subject to additional shareholder approval requirements or fairness criteria. The provisions of Chapter 1704 may deter or prevent takeover bids that have not been approved in advance by the directors and may decrease the chances of shareholders realizing a premium over market price for their Common Shares as the result of such a takeover bid.

TRANSFER AGENT AND RIGHTS AGENT

     First Union National Bank of North Carolina, Two First Union Center, 12th Floor, Charlotte, North Carolina 28288-1154 is the transfer agent for the Common Shares and the rights agent for the shareholder rights plan.

                                  UNDERWRITING

     Montgomery Securities and Equitable Securities Corporation (the "Underwriters") have severally agreed subject to the terms and conditions contained in the underwriting agreement (the "Underwriting Agreement") by and among the Company and the Underwriters to purchase from the Company the number of Common Shares indicated below opposite their respective names at the public offering price less the underwriting discount set forth on the cover page of this Prospectus. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters are committed to purchase all of the Common Shares if they purchase any.

                                                                           NUMBER OF
                               UNDERWRITER                               COMMON SHARES
     ----------------------------------------------------------------    -------------
     Montgomery Securities...........................................
     Equitable Securities Corporation................................
                                                                         -------------
               Total.................................................      2,500,000
                                                                         =============

     The Company has been advised that the Underwriters propose initially to offer the Common Shares to the public on the terms set forth on the cover page of this Prospectus. The Underwriters may allow to selected dealers a concession
of not more than $       per share; and the Underwriters may allow, and such
dealers may reallow, a concession of not more than $       per share to certain
other dealers. After the offering, the public offering price and other selling terms may be changed by the Underwriters. The Common Shares are offered subject to receipt and acceptance by the Underwriters and to certain other conditions, including the right to reject orders in whole or in part.

     The Company has granted an option to the Underwriters, exercisable during the 30-day period after the date of this Prospectus, to purchase up to a maximum of 375,000 additional Common Shares to cover over-allotments, if any, at the same price per share as the initial shares to be purchased by the Underwriters. To the extent that the Underwriters exercise this option, the Underwriters will be committed subject to certain conditions to purchase such additional shares in approximately the same proportion as set forth in the above table. The Underwriters may purchase such shares only to cover over-allotments made in connection with this offering.

     The Underwriting Agreement provides that the Company will indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act of 1933, as amended, or will contribute to payments the Underwriters may be required to make in respect thereof.

     The Company's directors and executive officers have all agreed that for a period of 120 days from the date of this Prospectus they will not offer, sell or otherwise dispose of any of their Common Shares or options to acquire Common Shares without the prior written consent of Montgomery Securities, subject to certain limited exceptions. The Company has agreed not to sell any Common Shares for a period of 120 days from the date of this Prospectus without the prior written consent of Montgomery Securities, except that the Company may issue without consent Common Shares upon the exercise of outstanding stock options or the conversion of outstanding Convertible Debentures.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed with the Commission by the Company are incorporated by reference in this Prospectus: (1) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995 as amended by Amendment Number 1 thereto on Form 10-K/A(Commission File Number 1-13044); (2) the Company's current report on Form 8-K filed with the Commission on January 12, 1996; (3) the description of the Common Shares contained in the Company's registration statement on Form 8-A (Commission File Number 1-13044) and the description of the Rights contained in the Company's registration statement on Form 8-A (Commission File Number 1-13044); and (4) all documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), subsequent to the date of this Prospectus and prior to the termination of the offering of the Common Shares described herein.

     Any statement contained in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this Prospectus modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the information that has been incorporated herein (not including exhibits to information unless such exhibits are specifically incorporated by reference into the information incorporated herein). Requests should be directed to Cooker Restaurant Corporation, 5500 Village Boulevard, West Palm Beach, FL 33407; Attention: Margaret A. Epperson, Secretary; telephone (407) 615-6000.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Copies of such reports, proxy statements and other information can be inspected and copied at prescribed rates at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; and 7 World Trade Center, Suite 1300, New York New York 10048. Copies of such material may be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The Company's Common Shares are listed on The New York Stock Exchange. Reports, proxy statements and other information concerning the Company may be inspected at the offices of The New York Stock Exchange, 20 Broad Street, New York, New York 10005.

     The Company has filed with the Commission a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended, with respect to the Common Shares offered hereby. This Prospectus, which is a part of such Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance, reference is made to the copy of such contract or other document filed as an exhibit or incorporated by reference to the Registration Statement of which this Prospectus forms a part. Each such statement is qualified in all respects by such reference. For further information with respect to the Company and the Common Shares offered hereby, reference is made to the Registration Statement and the exhibits and schedules thereto. Copies of the Registration Statement and the exhibits and schedules thereto can be inspected, and copied at prescribed rates, at the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549.

                                 LEGAL MATTERS

     The validity of the securities offered hereunder will be passed upon for the Company by Schwartz, Warren & Ramirez a Limited Liability Company, Columbus, Ohio and for the Underwriters by Locke Purnell Rain Harrell (A Professional Corporation), Dallas, Texas.

                                    EXPERTS

     The financial statements as of December 31, 1995 and January 1, 1995 and for each of the three fiscal years in the period ended December 31, 1995 included in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                     PAGE
                                                                                  ----------
Report of Independent Accountants.................................................     F-2
Balance Sheet at January 1, 1995 and December 31, 1995............................     F-3
Statement of Income for the Fiscal Years ended January 2, 1994, January 1, 1995
  and December 31, 1995...........................................................     F-4
Statement of Changes in Shareholders' Equity for the Fiscal Years ended January 2,
  1994, January 1, 1995 and December 31, 1995.....................................     F-5
Statement of Cash Flows for the Fiscal Years ended January 2, 1994, January 1,
  1995 and December 31, 1995......................................................     F-6
Notes to Financial Statements.....................................................     F-7
Balance Sheet at December 31, 1995 and March 31, 1996 (unaudited).................    F-17
Statement of Income for the Three Month Period ended April 2, 1995 and March 31,
  1996 (unaudited)................................................................    F-18
Statement of Cash Flows for the Three Month Period ended April 2, 1995 and March
  31, 1996 (unaudited)............................................................    F-19

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Cooker Restaurant Corporation

In our opinion, the accompanying balance sheet and the related statements of income, of changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Cooker Restaurant Corporation (the Company) at January 1, 1995 and December 31, 1995, and the results of its operations and its cash flows for each of the three fiscal years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Price Waterhouse LLP

Columbus, Ohio

January 29, 1996

                         COOKER RESTAURANT CORPORATION

                                 BALANCE SHEET

                                                                     FISCAL YEARS ENDED
                                                                -----------------------------
                                                                 JANUARY 1,      DECEMBER 31,
                            ASSETS                                  1995             1995
                                                                ------------     ------------
                                                                       (IN THOUSANDS)
Current assets:
  Cash and cash equivalents...................................    $  2,087         $  1,299
  Inventory...................................................         830              914
  Preoperational costs........................................         678              302
  Prepaid expenses and other current assets...................         739              511
                                                                ------------     ------------
          Total current assets................................       4,334            3,026
Property and equipment........................................      64,481           78,127
Other assets..................................................       2,037            2,028
                                                                ------------     ------------
                                                                  $ 70,852         $ 83,181
                                                                ============     ============
             LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable............................................    $  2,604         $  2,421
  Accrued liabilities.........................................       4,433            5,543
  Income taxes payable........................................         633              783
  Deferred income taxes.......................................          79               79
                                                                ------------     ------------
          Total current liabilities...........................       7,749            8,826
Long-term debt................................................      28,600           35,976
Deferred income taxes.........................................         595              433
                                                                ------------     ------------
          Total liabilities...................................      36,944           45,235
                                                                ------------     ------------
Shareholders' equity:
  Common shares -- without par value; authorized,
     30,000,000 shares; issued 7,651,000 and 7,663,000 shares
     at January 1, 1995 and December 31, 1995, respectively...      26,003           26,082
  Retained earnings...........................................      13,939           18,013
  Treasury stock, at cost, 500,000 and 513,000 shares
     at January 1, 1995 and December 31, 1995, respectively...      (6,034)          (6,149)
Commitments (Note 13)
                                                                ------------     ------------
                                                                    33,908           37,946
                                                                ------------     ------------
                                                                  $ 70,852         $ 83,181
                                                                ============     ============

    The accompanying notes are an integral part of the financial statements.

                         COOKER RESTAURANT CORPORATION

                              STATEMENT OF INCOME

                                                                FISCAL YEARS ENDED
                                                    ------------------------------------------
                                                     JANUARY 2,     JANUARY 1,    DECEMBER 31,
                                                        1994           1995           1995
                                                    ------------   ------------   ------------
                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
Sales..............................................   $ 66,688       $ 84,169       $ 91,678
                                                    ------------   ------------   ------------
Cost of sales:
  Food and beverages...............................     18,780         24,193         26,218
  Labor............................................     23,384         31,389         31,977
  Restaurant operating expenses....................     10,540         13,549         15,065
  Restaurant depreciation and amortization.........      4,063          5,030          3,957
                                                    ------------   ------------   ------------
                                                        56,767         74,161         77,217
                                                    ------------   ------------   ------------
Restaurant operating income........................      9,921         10,008         14,461
                                                    ------------   ------------   ------------
Other expenses (income):
  General and administrative.......................      3,710          4,532          5,785
  Interest expense.................................      1,105          1,787          1,848
  Gain on sale of property.........................         --             --           (305)
  Interest and other income........................       (409)           (72)           (30)
                                                    ------------   ------------   ------------
                                                         4,406          6,247          7,298
                                                    ------------   ------------   ------------
Income before income taxes and extraordinary
  item.............................................      5,515          3,761          7,163
Provision for income taxes before extraordinary
  item.............................................      2,021          1,280          2,731
                                                    ------------   ------------   ------------
Income before extraordinary item...................      3,494          2,481          4,432
Extraordinary gain, net of income taxes............         --            484             --
                                                    ------------   ------------   ------------
Net income.........................................   $  3,494       $  2,965       $  4,432
                                                    ============   ============   ============
Earnings per common share:
  Before extraordinary item........................   $   0.45       $   0.34       $   0.60
  Extraordinary item...............................         --           0.07             --
                                                    ------------   ------------   ------------
          Total....................................   $   0.45       $   0.41       $   0.60
                                                    ============   ============   ============
Weighted average number of common shares and common
  equivalent shares outstanding....................      7,846          7,254          7,387
                                                    ============   ============   ============

    The accompanying notes are an integral part of the financial statements.

                         COOKER RESTAURANT CORPORATION

                  STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

                                     COMMON SHARES                   TREASURY STOCK
                                   -----------------    RETAINED    -----------------
                                   SHARES    AMOUNTS    EARNINGS    SHARES    AMOUNTS     TOTAL
                                   ------    -------    --------    ------    -------    -------
                                   (IN THOUSANDS)
Balance, January 3, 1993.......... 7,591     $25,393    $ 8,226        --     $   --     $33,619
  Purchase of treasury stock......    --         --          --       105     (1,347)     (1,347)
  Issuance of common shares under
     stock option plans...........    55        338          --        --         --         338
  Tax benefits of stock options
     exercised....................    --        244          --        --         --         244
  Dividends paid $.05 per share...    --         --        (380)       --         --        (380)
  Net income......................    --         --       3,494        --         --       3,494
                                   ------    -------    --------    ------    -------    -------
Balance, January 2, 1994.......... 7,646     25,975      11,340       105     (1,347)     35,968
  Purchase of treasury stock......    --         --          --       395     (4,687)     (4,687)
  Issuance of common shares under
     stock option plans...........     5         22          --        --         --          22
  Tax benefits of stock options
     exercised....................    --          6          --        --         --           6
  Dividends paid $.05 per share...    --         --        (366)       --         --        (366)
  Net income......................    --         --       2,965        --         --       2,965
                                   ------    -------    --------    ------    -------    -------
Balance, January 1, 1995.......... 7,651     26,003      13,939       500     (6,034)     33,908
  Addition to treasury stock......    --         --          --        13       (115)       (115)
  Issuance of common shares under
     stock option plans...........    12         52          --        --         --          52
  Tax benefits of stock options
     exercised....................    --         27          --        --         --          27
  Dividends paid $.05 per share...    --         --        (358)       --         --        (358)
  Net income......................    --         --       4,432        --         --       4,432
                                   ------    -------    --------    ------    -------    -------
Balance, December 31, 1995........ 7,663     $26,082    $18,013       513    $(6,149)    $37,946
                                   ======    ========   ========    ======    ========   =======

    The accompanying notes are an integral part of the financial statements.

                         COOKER RESTAURANT CORPORATION

                            STATEMENT OF CASH FLOWS

                                                                FISCAL YEARS ENDED
                                                    ------------------------------------------
                                                     JANUARY 2,     JANUARY 1,    DECEMBER 31,
                                                        1994           1995           1995
                                                    ------------   ------------   ------------
                                                                  (IN THOUSANDS)
Cash flows from operating activities:
  Net income.......................................   $  3,494       $  2,965       $  4,432
  Adjustments to reconcile net income to net cash
     providing by operating activities:
     Depreciation and amortization.................      4,482          5,464          4,375
     Gain on sale of property......................         --             --           (305)
     Gain on repurchase of debentures, net of
       income taxes................................         --           (484)           (23)
     (Increase) in inventory.......................       (207)          (192)           (84)
     (Increase) in preoperational costs............     (2,441)        (1,348)          (444)
     Decrease (increase) in prepaid expenses and
       other current assets........................       (756)          (327)           237
     (Increase) decrease in other assets...........        130           (131)          (276)
     Increase in accounts payable..................       (336)           683            460
     Increase in accrued liabilities...............        985            475          1,110
     Increase in income taxes payable..............        752            625            175
     Decrease (increase) in deferred income
       taxes.......................................        100           (159)          (162)
                                                    ------------   ------------   ------------
     Net cash provided by operating activities.....      6,203          7,571          9,495
                                                    ------------   ------------   ------------
Cash flows from investing activities:
  Purchases of property and equipment..............    (23,627)       (11,318)       (17,200)
  Proceeds from sales of property and equipment....        108            206            459
  Proceeds from sales of short-term investments....     18,628            749             --
  Advances to related party........................       (375)            --             --
  Payments from related party......................        375             --             --
                                                    ------------   ------------   ------------
     Net cash used in investing activities.........     (4,891)       (10,363)       (16,741)
                                                    ------------   ------------   ------------
Cash flows from financing activities:
  Proceeds from borrowings.........................         --          9,300          8,811
  Repurchase of debentures.........................         --         (1,200)        (1,180)
  Redemption of debentures.........................         --           (975)          (893)
  Exercise of stock options........................        337             22             78
  Purchases of treasury stock......................         --         (6,034)            --
  Dividends paid...................................       (379)          (366)          (358)
                                                    ------------   ------------   ------------
     Net cash provided by (used in) financing
       activities..................................        (42)           747          6,458
                                                    ------------   ------------   ------------
Net increase (decrease) in cash and cash
  equivalents......................................      1,270         (2,045)          (788)
Cash and cash equivalents at beginning of year.....      2,862          4,132          2,087
                                                    ------------   ------------   ------------
Cash and cash equivalents at end of year...........   $  4,132       $  2,087       $  1,299
                                                    ============   ============   ============

    The accompanying notes are an integral part of the financial statements.

                         COOKER RESTAURANT CORPORATION

                       NOTES TO THE FINANCIAL STATEMENTS

1.  DESCRIPTION OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Cooker Restaurant Corporation (the Company) owns and operates 37 restaurants in Tennessee, Ohio, Indiana, Kentucky, Michigan, Florida, Georgia, North Carolina, Virginia, and Maryland which have been developed under the Cooker concept.

     Fiscal year. The Company's fiscal year ends on the Sunday closest to December 31 of each year. Fiscal years 1993, 1994 and 1995 consisted of 52 weeks.

     Cash and cash equivalents. Cash and cash equivalents consist of cash on hand and in banks and credit card receivables. Credit card receivables are considered cash equivalents because of their short collection period. The carrying amount of credit card receivables approximates fair value.

     Inventories. Inventories consist primarily of food and beverages and are stated at the lower of cost or market. Cost is determined by the first-in, first-out (FIFO) method.

     Preoperational costs. Preoperational costs consist primarily of costs for employee training and relocation and supplies incurred in connection with the opening of each restaurant. These costs are accumulated to the date the restaurant is opened and are amortized on the straight-line method over one year commencing from that date. Prior to fiscal 1993, preoperational costs were amortized on the straight-line method over three years. This change in estimate decreased fiscal 1993 net income by $611,000 or $0.08 per share. Accumulated amortization of preoperational costs was $711,000 and $136,000 at January 1, 1995 and December 31, 1995, respectively.

     Property and equipment. Property and equipment, including capital improvements, are recorded at cost. Depreciation is computed by the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized using the straight-line method over the shorter of the useful life of the improvements or the remaining lease term.

     Maintenance and repairs are charged directly to expense as incurred. When property and equipment are sold or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts and the resulting gains or losses are reported in operations.

     Interest is capitalized primarily in connection with the construction of new restaurants. Capitalized interest is amortized over the asset's estimated useful life. Interest costs of $429,000, $291,000 and $291,000 were capitalized in fiscal 1993, 1994 and 1995, respectively.

     Deferred financing costs. Deferred financing costs are being amortized over the term of the related debt.

     Prepaid lease. Prepaid lease represents prepayment of a long-term land lease and is being amortized over the lease term.

     Financial instruments. The carrying amounts of financial instruments, including cash and cash equivalents, accounts payable and other current liabilities approximate their estimated fair values. The carrying amount of borrowings under the Amended and Restated Loan Agreement (see Note 5) approximates fair value at December 31, 1995. The fair value of the convertible subordinated debentures is determined using discounted future cash flows based on similar types of borrowing arrangements. At December 31, 1995, the carrying amount and fair value of the convertible subordinated debentures are $17,870,000 and $15,569,000, respectively.

     Income taxes. Income taxes are accounted for under the liability method in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes.

     Earnings per share. Earnings per share is calculated using the weighted average number of common shares outstanding including common share equivalents, which consist of stock options. The convertible subordinated debentures have not been included as common share equivalents due to their antidilutive effect.

                         COOKER RESTAURANT CORPORATION

     Use of estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Reclassifications. Certain fiscal 1993 and 1994 amounts have been reclassified to conform with fiscal 1995 presentations.

2.  PROPERTY AND EQUIPMENT

     Property and equipment consist of the following:

                                                       JANUARY 1,   DECEMBER 31,
                                                          1995          1995
                                                      ------------  ------------
                                                      (IN THOUSANDS)
        Land.........................................   $ 17,512      $ 19,595
        Buildings and leasehold improvements.........     39,135        43,097
        Furniture, fixtures and equipment............     15,961        16,836
        Construction in progress.....................        858        11,013
        Land held for sale...........................      1,089           882
                                                      ------------  ------------
                                                          74,555        91,423
        Less accumulated depreciation and
          amortization...............................    (10,074)      (13,296)
                                                      ------------  ------------
                                                        $ 64,481      $ 78,127
                                                      =============== ==========

3.  OTHER ASSETS

     Other assets consist of the following:

                                                       JANUARY 1,   DECEMBER 31,
                                                          1995          1995
                                                      ------------  ------------
                                                      (IN THOUSANDS)
        Deferred financing costs, net of accumulated
          amortization of $465,000 and $573,000......   $    753      $    764
        Prepaid lease, net of accumulated
          amortization of $33,000 and $46,000........        617           643
        Advances to Employee Stock Ownership Plan....        298           270
        Liquor licenses, net of accumulated
          amortization of $73,000 and $90,000........        224           209
        Other........................................        145           142
                                                      ------------  ------------
                                                        $  2,037      $  2,028
                                                      =============== ==========

                         COOKER RESTAURANT CORPORATION

4.  ACCRUED LIABILITIES

     Accrued liabilities consist of the following:

                                                       JANUARY 1,   DECEMBER 31,
                                                          1995          1995
                                                      ------------  ------------
                                                           (IN THOUSANDS)
        Salaries and wages...........................   $  2,274      $  3,221
        Gift certificates payable....................        567           608
        Sales tax payable............................        442           466
        Property taxes...............................        485           298
        Other........................................        665           950
                                                      ------------  ------------
                                                        $  4,433      $  5,543
                                                      =============== ==========

5.  LONG-TERM DEBT

     Long-term debt consists of the following:

                                                       JANUARY 1,   DECEMBER 31,
                                                          1995          1995
                                                      ------------  ------------
                                                           (IN THOUSANDS)
        Convertible subordinated debentures..........   $ 19,300      $ 17,870
        Revolving line of credit.....................      9,300        18,106
                                                      ------------  ------------
                                                        $ 28,600      $ 35,976
                                                      =============== ==========

     The convertible subordinated debentures (the "Debentures") mature October 1, 2002. The Debentures bear interest at 6.75% which is payable quarterly on the first day of each January, April, July and October. The Debentures are convertible at any time before maturity, unless previously redeemed, into common shares of the Company at a conversion price of $21.5625 per share, subject to adjustment for stock splits. The Debentures are subordinated to all existing and future Senior Indebtedness of the Company as defined in the indenture relating to the Debentures.

     At the holder's option, the Company is obligated to redeem debentures tendered during the period from August 1 through October 1 of each year, commencing August 1, 1994, at 100% of their principal amount plus accrued interest, subject to an annual aggregate maximum (excluding the redemption option on the death of the holder) of $1,150,000. During fiscal years 1994 and 1995, the Company redeemed the annual aggregate maximum amount required by the holder's option. The Company is also required to redeem debentures at 100% of their principal plus accrued interest in the event of death of a debenture holder up to a maximum of $25,000 per year per deceased debenture holder. During fiscal years 1994 and 1995, the Company redeemed debentures subject to this provision of $50,000 and $30,000, respectively.

     The Debentures are redeemable at any time on or after October 1, 1994 at the option of the Company, in whole or in part, at declining premiums. In addition, upon the occurrence of certain changes of control of the Company, the Company is obligated to purchase Debentures at the holder's option at par plus accrued interest.

     In December 1994, the Company recorded an extraordinary gain of $734,000 ($484,000 after taxes) in connection with the repurchase of debentures in the principal amount of $2,500,000. In December 1995, the Company repurchased debentures in the principal amount of $250,000 resulting in a gain of $23,000. These transactions were financed through funds available under the revolving line of credit.

     On December 22, 1995, the Company entered into a Revolving/Term Loan under an Amended and Restated Loan Agreement (the Agreement) with a bank for borrowings up to $33,000,000. Borrowings under

                         COOKER RESTAURANT CORPORATION
the Agreement may be used for general working capital purposes and costs incurred in expansion of the restaurant business. The Agreement is secured by certain properties owned by the Company. Beginning January 1, 1998, borrowing availability will be reduced quarterly by a maximum of $1,650,000. Borrowings are due December 31, 1998.

     Interest, payable quarterly, is at the Company's option at LIBOR plus 1.25% up to LIBOR plus 2.00% or prime up to prime plus 0.50%, based on a financial ratio as defined in the Agreement. Interest on borrowings at December 31, 1995 ranged from 7.43% to 8.75%.

     The Agreement contains certain restrictive covenants, including maintenance of a minimum tangible net worth and fixed charge coverage ratio and limitations on indebtedness, stock acquisitions, encumbrances and new restaurant expansion. In addition, provided that net income of the prior year exceeds $2,000,000, dividends can be declared but cannot exceed 15% of the prior year's net income.

6.  SHAREHOLDERS' EQUITY

     The Company has authorized 5,000,000 shares of Class A participating preferred stock, none of which have been issued.

     In January 1990, the Board of Directors approved a Shareholder Rights Plan, as amended, which provides that, in the event that a third party purchases 20% or more of total outstanding stock of the company, a dividend distribution of one and one-half rights for each outstanding common share will be made. These rights expire ten years from date of issuance, if not earlier redeemed by the Company, and entitle the holder to purchase, under certain conditions, preferred shares or common shares of the Company. As of December 31, 1995, approximately 10,725,000 rights were outstanding.

7.  INCOME TAXES

     The provision for income taxes for the following fiscal years then ended consists of:

                                                  JANUARY 2,    JANUARY 1,   DECEMBER 31,
                                                     1994          1995          1995
                                                  ----------    ----------    ----------
                                                              (IN THOUSANDS)
        Current taxes:
          Federal................................  $  1,453      $  1,037      $  2,412
          State and local........................       468           402           481
                                                  ----------    ----------    ----------
                                                      1,921         1,439         2,893
        Deferred taxes...........................       100          (159)         (162)
                                                  ----------    ----------    ----------
        Provision for income taxes before
          extraordinary item.....................     2,021         1,280         2,731
        Provision for income taxes on
          extraordinary item.....................        --           249            --
                                                  ----------    ----------    ----------
        Provision for income taxes...............  $  2,021      $  1,529      $  2,731
                                                  ==========    ==========    ==========

                         COOKER RESTAURANT CORPORATION

     A reconciliation of the differences between income taxes calculated at the Federal statutory tax rate and the provision for income taxes before extraordinary item is as follows:

                                                            FISCAL YEARS ENDED
                                                  --------------------------------------
                                                  JANUARY 2,    JANUARY 1,   DECEMBER 31,
                                                     1994          1995          1995
                                                  ----------    ----------    ----------
                                                             (IN THOUSANDS)
        Income tax expense on income before
          extraordinary item based on the Federal
          statutory rate.........................  $  1,875      $  1,279      $  2,435
        State taxes, net of Federal tax
          benefit................................       258           265           317
        Reserve for tax examination..............        --            --           205
        FICA tip tax credit......................        --          (250)         (376)
        Tax-exempt income and other..............      (112)          (14)          150
                                                  ----------    ----------    ----------
                                                   $  2,021      $  1,280      $  2,731
                                                  ==========    ==========    ==========

     Deferred income taxes are recorded based upon the difference between the book and tax bases of assets and liabilities, primarily property and equipment, preoperational costs and accrued liabilities. Deferred tax assets at January 1, 1995 and December 31, 1995 were $137,000 and $373,000, respectively. Deferred tax liabilities at January 1, 1995 and December 31, 1995 were $811,000 and $885,000, respectively.

8.  EMPLOYEE STOCK OWNERSHIP PLAN

     In 1989, the Company established an Employee Stock Ownership Plan (the "ESOP" or the "Plan"). All employees who have reached the age of 21 years are participants in the Plan. Participants vest in the Plan based upon a graduated schedule providing 20% after three years of service and each year thereafter, with full vesting after seven years.

     The amount and frequency of contributions to the Plan are at the discretion of the Company. Contributions of $73,000 were made to the ESOP during fiscal 1995. No contributions were made during fiscal 1994 and 1993. Dividends on shares held by the ESOP are used to reduce the Company's receivable from the ESOP prior to allocation to ESOP participant accounts. Shares forfeited due to participant withdrawals from the ESOP during fiscal 1995 will be reallocated to remaining participants as of the end of the plan year, as was done for shares forfeited due to participant withdrawals from the ESOP during fiscal 1994.

     As of January 1, 1995, and December 31, 1995, the ESOP owns 363,000 and 335,000, respectively, of the Company's common shares, all of which are allocated to eligible participants.

9.  STOCK OPTION PLANS

     The Company has employee stock option plans adopted in 1988 (1988 Plan) and 1992 (1992 Plan). Under these plans, employees and nonmanagement directors are granted stock options and stock appreciation rights as determined by a committee appointed by the Board of Directors (the Committee). Each option permits the holder to purchase one share of common stock of the Company at the stated exercise price up to ten years from the date of grant. The stated exercise price is the market value of the stock on the date of grant. Options vest at a rate of 25% per year. The Company has reserved 620,000 and 600,000 common shares for issuance to employees and 73,000 and 200,000 for issuance to nonmanagement directors under the 1988 Plan and 1992 Plan, respectively.

                         COOKER RESTAURANT CORPORATION

     Changes in the number of shares under the stock option plans are summarized as follows:

                                                              OPTIONS          PRICE
                                                              --------     -------------
        Balance at January 3, 1993..........................   536,000     $ 4.03-$17.75
             Granted........................................   282,000      17.75- 21.75
             Canceled.......................................    (1,000)      4.03-  4.41
             Exercised......................................   (55,000)      4.03- 11.19
                                                              --------     -------------
        Balance at January 2, 1994..........................   762,000       4.03- 21.75
             Granted........................................   772,000       6.63- 12.88
             Canceled.......................................  (634,000)      4.03- 21.75
             Exercised......................................    (6,000)      4.03-  4.41
                                                              --------     -------------
        Balance at January 1, 1995..........................   894,000       4.03- 21.75
             Granted........................................    65,000       6.75- 11.00
             Canceled.......................................   (17,000)      6.75- 11.19
             Exercised......................................   (11,000)      4.03-  7.63
                                                              --------     -------------
        Balance at December 31, 1995........................   931,000     $ 4.03-$21.75
                                                              ========      ============

     At December 31, 1995, options were exercisable to purchase 417,000 common shares.

     During fiscal 1994, the Committee changed the exercise price of certain options through the authorization of the surrender and cancellation of 541,000 options and the reissuance of 398,000 options under the 1988 and 1992 Plans. The remaining 143,000 canceled options were made available for subsequent reissuance.

10.  LEASES

     The Company leases buildings for certain of its restaurants under long-term operating leases which expire over the next twenty-five years. In addition to the minimum rental for these leases, the Company also pays, in certain instances, additional rent based on a percentage of sales, and its pro rata share of the lessor's direct operating expenditures. Several of the leases provide for option renewal periods and scheduled rent increases. Rental expense totaled $1,394,000, $1,637,000 and $1,378,000, including percentage rent of $245,000, $247,000 and $262,000 for the fiscal years ended January 2, 1994, January 1, 1995 and December 31, 1995, respectively.

     Minimum rental commitments for noncancelable leases as of December 31, 1995 are as follows:

        FISCAL YEAR ENDING                AMOUNT
- -----------------------------------   --------------
                                      (IN THOUSANDS)
     1996..........................      $  1,494
     1997..........................         1,498
     1998..........................         1,519
     1999..........................         1,545
     2000..........................         1,462
     Thereafter....................        14,761
                                      -----------
                                         $ 22,279
                                      ===========

11.  SUPPLEMENTAL CASH FLOW INFORMATION

     During 1995, the Company received $115,000 of its common stock from the ESOP for partial repayment of the advances to the ESOP. The common stock received was recorded as treasury stock.

                         COOKER RESTAURANT CORPORATION

     During fiscal 1993, the Company acquired treasury stock of $1,347,000 which was included in accounts payable at January 2, 1994 and was paid in fiscal 1994. Also, as described in Note 5, $643,000 related to the repurchase of Debentures was included in accounts payable at January 1, 1995 and was paid during 1995.

     Cash paid for interest for fiscal 1993, 1994 and 1995 was $1,007,000, $2,175,000 and $1,489,000, respectively.

     Cash paid for taxes for fiscal 1993, 1994 and 1995 was $1,169,000, $895,000 and $2,581,000, respectively.

12.  RELATED PARTIES

     During October 1993, the Company advanced $375,000 to the Chairman of the Board of Directors (the Chairman). This advance bore interest at 7%. Principal and interest were repaid in December 1993 and March 1994, respectively.

     Effective March 9, 1994, the Board of Directors (the Board) authorized the Company to execute a Guaranty and Suretyship Agreement whereby the Company guaranteed $5,000,000 of personal indebtedness of the Chairman. This indebtedness is secured by a pledge of 570,000 common shares owned by the Chairman. The guaranty provides that the bank will sell the pledged shares and apply the proceeds thereof to the loan prior to calling on the Company for its guaranty. A fee of .25% per annum is charged on the amount of the guarantee. On June 27, 1995, the Board requested the Chairman to refinance his personal indebtedness with another bank. On December 27, 1995, the Board authorized the Company to reimburse the Chairman $42,000 for refinancing costs incurred in executing the request. The Company does not consider it necessary to provide for a potential loss related to the guarantee in the financial statements at this time.

13.  SUBSEQUENT EVENT

     In January 1996, the Company borrowed an additional $7,050,000 on its revolving line of credit to finance the purchase of land and buildings for which commitments existed at December 31, 1995.

                         COOKER RESTAURANT CORPORATION

14.  QUARTERLY FINANCIAL DATA (UNAUDITED)

     Quarterly financial data for fiscal 1994 and 1995 are summarized as follows:

                                                   FIRST     SECOND      THIRD     FOURTH
                          1994                    QUARTER    QUARTER    QUARTER    QUARTER
        ----------------------------------------  -------    -------    -------    -------
                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
        Sales...................................  $20,120    $20,830    $21,226    $21,993
        Restaurant operating income(a)..........    2,473      2,159      2,452      2,924
        Income before income taxes and
          extraordinary item....................    1,003        814        820      1,124
        Extraordinary gain (net of tax).........       --         --         --        484
        Net income..............................      652        554        549      1,210
        Earnings per common share before
          extraordinary item....................    $0.09      $0.08      $0.07      $0.10
        Earnings per common share from
          extraordinary gain....................       --         --         --      $0.07
        Earnings per common share...............    $0.09      $0.08      $0.07      $0.17

                                                   FIRST     SECOND      THIRD     FOURTH
                          1995                    QUARTER    QUARTER    QUARTER    QUARTER
        ----------------------------------------  -------    -------    -------    -------
                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
        Sales...................................  $22,899    $22,694    $22,758    $23,327
        Restaurant operating income(a)..........    3,556      3,547      3,615      3,743
        Income before income taxes..............    1,806      1,723      1,733      1,901
        Net income..............................    1,005      1,102      1,109      1,216
        Earnings per common share...............    $0.14      $0.15      $0.15      $0.16

- ---------------

(a) Sales less food and beverages, labor, restaurant operating expenses and depreciation and amortization.

                         COOKER RESTAURANT CORPORATION

                         UNAUDITED FINANCIAL STATEMENTS

                            THREE MONTH PERIOD ENDED

                                 MARCH 31, 1996

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                         COOKER RESTAURANT CORPORATION

                                 BALANCE SHEET
                                  (UNAUDITED)

                                                                       DECEMBER 31,     MARCH 31,
                               ASSETS                                      1995           1996
                                                                       ------------     ---------
                                                                             (IN THOUSANDS)
Current assets:
  Cash and cash equivalents..........................................    $  1,299        $ 1,071
  Inventory..........................................................         914            918
  Preoperational costs...............................................         302            271
  Prepaid expenses and other current assets..........................         511            610
                                                                       ------------     ---------
          Total current assets.......................................       3,026          2,870
Property and equipment...............................................      78,127         87,884
Other assets.........................................................       2,028          1,742
                                                                       ------------     ---------
                                                                         $ 83,181        $92,496
                                                                       ==========        =======
                             LIABILITIES
Current liabilities:
  Accounts payable...................................................    $  2,421        $ 1,812
  Accrued liabilities................................................       5,543          5,848
  Income taxes payable...............................................         783          1,287
  Deferred income taxes..............................................          79             79
                                                                       ------------     ---------
          Total current liabilities..................................       8,826          9,026
Long-term debt.......................................................      35,976         44,174
Deferred income taxes................................................         433            433
                                                                       ------------     ---------
          Total liabilities..........................................      45,235         53,633
                                                                       ------------     ---------
Shareholders' equity:
  Common shares -- without par value; authorized, 30,000,000 shares;
     issued 7,663,000 and 7,664,000 at December 31, 1995 and March
     31, 1996, respectively..........................................      26,082         26,068
  Retained earnings..................................................      18,013         18,944
  Treasury stock at cost, 513,000 and 513,000 shares at December 31,
     1995 and March 31, 1996, respectively...........................      (6,149)        (6,149)
                                                                       ------------     ---------
                                                                           37,946         38,863
                                                                       ------------     ---------
                                                                         $ 83,181        $92,496
                                                                       ==========        =======

                         COOKER RESTAURANT CORPORATION

                              STATEMENT OF INCOME
                                  (UNAUDITED)

                                                                              THREE MONTHS
                                                                                  ENDED
                                                                          ---------------------
                                                                         APRIL 2,     MARCH 31,
                                                                           1995         1996
                                                                          -------     ---------
  Sales.................................................................  $22,899      $25,486
                                                                          -------     ---------
  Cost of sales:
     Food and beverages.................................................    6,457        7,167
     Labor..............................................................    8,116        8,817
     Restaurant operating expenses......................................    3,677        4,312
     Restaurant depreciation and amortization...........................    1,093        1,004
                                                                          -------     ---------
                                                                           19,343       21,300
                                                                          -------     ---------
  Restaurant operating income...........................................    3,556        4,186
                                                                          -------     ---------
  Other expenses (income):
     General and administrative.........................................    1,261        1,517
     Interest expense...................................................      499          544
     Gain on sale of property...........................................       (2)          --
     Interest and other income..........................................       (8)          --
                                                                          -------     ---------
                                                                            1,750        2,061
                                                                          -------     ---------
  Income before income taxes and extraordinary item.....................    1,806        2,125
  Provision for income taxes before extraordinary item..................      801          765
                                                                          -------     ---------
  Income before extraordinary item......................................    1,005        1,360
  Extraordinary gain, net of income taxes...............................       --           --
                                                                          -------     ---------
  Net income............................................................  $ 1,005      $ 1,360
                                                                          =======      =======
  Earnings per common share:
     Before extraordinary item..........................................  $  0.14      $  0.18
     Extraordinary item.................................................       --           --
                                                                          -------     ---------
          Total.........................................................  $  0.14      $  0.18
                                                                          =======      =======
  Weighted average number of common shares and common equivalent shares
     outstanding........................................................    7,236        7,556
                                                                          =======      =======

                         COOKER RESTAURANT CORPORATION

                            STATEMENT OF CASH FLOWS
                                  (UNAUDITED)

                                                                       APRIL 2,     MARCH 31,
                                                                         1995         1996
                                                                       --------     ---------
                                                                           (IN THOUSANDS)
Cash flows from operating activities:
  Net Income.........................................................  $ 1,005      $  1,360
  Adjustments to reconcile net income to net cash
     provided by operating activities:
     Depreciation and amortization...................................    1,211         1,128
     (Increase) in current assets....................................      (23)         (316)
     (Increase) decrease in deposits and other assets................      (48)           33
     Increase in current liabilities.................................      637           402
                                                                       -------      --------
     Net cash provided by operating activities.......................  $ 2,782      $  2,607
Cash flows from investing activities:
  Purchase of property and equipment.................................   (1,039)      (10,616)
Cash flows from financing activities:
  Proceeds from borrowings...........................................     (255)        8,648
  Repurchase of debentures...........................................     (643)         (400)
  Redemption of debentures...........................................       --           (50)
  Exercise of stock options..........................................       --            12
  Dividends paid.....................................................     (380)         (429)
                                                                       -------      --------
     Net cash provided by (used in) financing activities.............   (1,278)        7,781
Net increase (decrease) in cash and cash equivalents.................      465          (228)
Cash and cash equivalents at beginning of period.....................    2,087         1,299
Cash and cash equivalents at end of period...........................  $ 2,552      $  1,071
                                                                       =======      ========

Registrant's six page camera ready menu.

                                    [PHOTO]
                                 KITCHEN PREP

                                    [PHOTO]
                              RESTAURANT SEATING

                                    [PHOTO]
                            2 FEMALE SERVERS W/FOOD

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

  No dealer, salesman or any other person has been authorized to give any information or to make any representations in connection with this offering, other than those made in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or any of the Underwriters. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the shares of Common Shares to which it relates, or an offer to, or a solicitation of, any person in any jurisdiction where such offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to the date hereof.

                          ----------------------------

                               TABLE OF CONTENTS
                          ----------------------------

                                       Page
                                       ----
Prospectus Summary....................    3
Risk Factors..........................    5
Use of Proceeds.......................    7
Price Range of Common Shares..........    7
Dividend Policy.......................    8
Capitalization........................    8
Selected Financial Data...............    9
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   10
Business..............................   15
Management............................   21
Principal Shareholders................   22
Description of Securities.............   23
Underwriting..........................   26
Incorporation of Certain Documents by
  Reference...........................   26
Available Information.................   27
Legal Matters.........................   27
Experts...............................   27
Index to Financial Statements.........  F-1

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                               2,500,000 SHARES

                                      LOGO
                                 COMMON SHARES

                            ------------------------
                                   PROSPECTUS
                            ------------------------
                             MONTGOMERY SECURITIES

                              EQUITABLE SECURITIES
                                  CORPORATION
                                  May  , 1996
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the fees and expenses to be borne by the registrant, other than underwriting discounts and commissions, in connection with the issuance and distribution of the Common Shares hereunder.

                                                                                PAYABLE
                                                                                BY THE
                                                                               REGISTRANT
                                                                               ---------
     SEC registration fee....................................................  $ 14,000
     NASD filing fee.........................................................     4,543
     New York Stock Exchange listing fee.....................................     8,750
     Accounting fees and expenses............................................    25,000
     Legal fees and expenses.................................................    50,000
     Printing costs..........................................................    70,000
     Blue Sky fees and expenses..............................................     5,000
     Miscellaneous...........................................................   122,707
                                                                               ---------
          Total..............................................................  $300,000
                                                                               =========

     The foregoing items, except for the SEC registration fee, the NASD filing fee and the New York Stock Exchange listing fee, are estimated.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 1701.13(E) of the Ohio Revised Code ("ORC") provides that directors and officers of Ohio corporations may, under certain circumstances, be indemnified against expenses (including attorneys' fees) and other liabilities actually and reasonably incurred by them as a result of any suit brought against them in their capacity as a director or officer, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful.

     Section 1701.13(E) of the ORC also provides that directors and officers may also be indemnified against expenses (including attorneys' fees) incurred by them in connection with a derivative suit, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation. This indemnification is not available if such director or officer is adjudged to have committed an act of negligence or misconduct in the performance of his duty to the corporation. Section 5.02 of the Company's Amended and Restated Code of Regulations provides that no director of the corporation shall be found to have committed an act of negligence or misconduct unless such director has been adjudged to be liable to the corporation for damages pursuant to ORC Section 1701.59(D). That section of the law says a director is liable for damages for actions he takes as a director only if it is proven by clear and convincing evidence that those actions were undertaken with deliberate intent to cause injury to the corporation or with reckless disregard for the best interests of the corporation. This provision applies only to directors and may not affect a director's liability for violations of the federal securities laws.

     Under Section 1701.13(E) of the ORC, expenses, including attorneys' fees, incurred by a director in defending a lawsuit, must be paid by the corporation as they are incurred, before the end of the lawsuit, upon receipt of an undertaking by the director to repay such amount if it is proved by clear and convincing evidence that his actions involved deliberate intent to cause injury to the corporation or were undertaken with reckless disregard for the best interests of the corporation and to reasonably cooperate with the corporation concerning the lawsuit.

     Article 5 of the Company's Amended and Restated Code of Regulations has provisions requiring the Company to indemnify its officers, directors, employees and agents which are in substantially the same wording as Section 1701.13(E).

     The Underwriting Agreement provides for indemnification by the Underwriter of directors, officers and controlling persons of the Company for certain liabilities, including certain liabilities under the Act, under certain circumstances. The Underwriting Agreement provides for indemnification by the Company of the Underwriter and its directors, officers and controlling persons of the Underwriter for certain liabilities, including certain liabilities under the Act, under certain circumstances.

ITEM 16.  EXHIBITS.

     The following exhibits are part of this Registration Statement:

 (1)      UNDERWRITING AGREEMENT
 1.1.     Form of Underwriting Agreement.
 1.2.     Master Agreement Among Underwriters.
 1.3.     Selected Dealers Agreement.
 (4)      INSTRUMENTS DEFINING THE RIGHTS OF HOLDERS, INCLUDING INDENTURES
 4.1.     See Articles FOURTH, FIFTH and SIXTH of the Amended and Restated Articles of
          Incorporation of the Registrant (incorporated by reference to Exhibit 28.2 of
          Registrant's quarterly report on Form 10-Q for the quarterly period ended March 29,
          1992; Commission File No. 0-16806).
 4.2.     See Articles One, Four, Seven and Eight of the Amended and Restated Code of
          Regulations of the Registrant (incorporated by reference to Exhibit 4.5 of the
          Registrant's quarterly report on Form
          10- Q for the fiscal quarter ended April 1, 1990; Commission File No. 0-16806).
 4.3.     Rights Agreement dated as of February 1, 1990 between the Registrant and National
          City Bank (incorporated by reference to Exhibit 1 of the Registrant's Form 8-A filed with the Commission on February 9, 1990; Commission File No. 0-16806).
 4.4.     Amendment to Rights Agreement dated as of November 1, 1992 between the Registrant and National City Bank (incorporated by reference to Exhibit 4.4 of Registrant's annual report on Form 10-K for the fiscal year ended January 3, 1993 (the "1992 Form
          10-K"); Commission File
          No. 0- 16806).
 4.5.     Letter dated October 29, 1992 from the Registrant to First Union National Bank of
          North Carolina (incorporated by reference to Exhibit 4.5 to the 1992 Form 10-K).
 4.6.     Letter dated October 29, 1992 from National City Bank to the Registrant
          (incorporated by reference to Exhibit 4.6 to the 1992 Form 10-K).
 4.7.     See Section 7.4 of the Amended and Restated Loan Agreement dated December 22, 1995 between Registrant and First Union National Bank of Tennessee (incorporated by reference to Exhibit 10.4 of Registrant's annual report on Form 10-K for the fiscal year ended December 31, 1995; Commission File No. 1-13044).
 4.8.     Indenture dated as of October 28, 1992 between Registrant and First Union National
          Bank of North Carolina, as Trustee (incorporated by reference to Exhibit 2.5 of
          Registrant's Form 8-A filed with the Commission on November 10, 1992; Commission
          File Number 0-16806).
 (5)      OPINION REGARDING LEGALITY
 5.1.     Opinion of Schwartz, Warren & Ramirez a Limited Liability Company as to the legality of the Common Stock being registered.
(23)      CONSENTS
23.1.     Consent of Price Waterhouse LLP.
23.2.     Consent of Schwartz, Warren & Ramirez a Limited Liability Company is set forth as part of Exhibit 5.1 above.

(24)      POWERS OF ATTORNEY.
24.1.     Powers of Attorney.
24.2.     Certified resolution of the Registrant's Board of Directors authorizing officers and directors signing on behalf of the Company to sign pursuant to a power of attorney.

ITEM 17. UNDERTAKINGS.

     (a) If securities are registered pursuant to Rule 415 under the Securities Act the Registrant will:

          (1) File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to;

             (i) Include any prospectus required by Section 10(a)(3) of the Securities Act;

             (ii) Reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; (notwithstanding the foregoing, any increase or decrease in volume of securities (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.)

             (iii) Include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

          (2) For the purpose of determining any liability under the Securities Act of 1933, treat each such post-effective amendment as a new registration statement relating to the securities offered therein, and the offering of such securities at that time as the initial bona fide offering thereof; and

          (3) Remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

     In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to the court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (i) If the Registrant relies on Rule 430A under the Securities Act, it will:

          (1) For determining any liability under the Securities Act, treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 424(b)(1), or (4) or 497(h) under the Securities Act as part of this registration statement as of the time the Commission declared it effective.

          (2) For determining any liability under the Securities Act, treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and that offering of the securities at that time as the initial bona fide offering of those securities.

                                   SIGNATURES

     In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Columbus, State of Ohio, on April 18, 1996.

                                            COOKER RESTAURANT CORPORATION
                                            (the "Registrant")

                                            By   /s/  G. ARTHUR SEELBINDER
                                              ----------------------------------
                                                     G. Arthur Seelbinder
                                                    Chairman of the Board,
                                                 Chief Executive Officer and
                                                           Director
                                                (principal executive officer)

     In accordance with the requirements of the Securities Act of 1933, this registration statement has been signed on April 18, 1996, by the following persons in the capacities stated.

                 SIGNATURES                                        CAPACITY
- ---------------------------------------------    --------------------------------------------
          /s/  G. ARTHUR SEELBINDER              Chairman of the Board, Chief Executive
- ---------------------------------------------    Officer and Director (principal executive
            G. Arthur Seelbinder                 officer)
         /s/  PHILLIP L. PRITCHARD*              President, Chief Operating Officer and
- ---------------------------------------------    Director
            Phillip L. Pritchard
           /s/  GLENN W. COCKBURN*               Senior Vice President -- Operations and
- ---------------------------------------------    Director
              Glenn W. Cockburn
            /s/  DAVID C. SEVIG*                 Vice President -- Chief Financial Officer
- ---------------------------------------------    (principal financial and accounting officer)
               David C. Sevig
           /s/  JOSEPH E. MADIGAN*               Director
- ---------------------------------------------
              Joseph E. Madigan
          /s/  ROBIN V. HOLDERMAN*               Director
- ---------------------------------------------
             Robin V. Holderman
            /s/  DAVID T. KOLLAT*                Director
- ---------------------------------------------
               David T. Kollat
            /s/  DAVID L. HOBSON*                Director
- ---------------------------------------------
               David L. Hobson
         /s/  HENRY R. HILLENMEYER*              Director
- ---------------------------------------------
            Henry R. Hillenmeyer
          /s/  MARGARET T. MONACO*               Director
- ---------------------------------------------
             Margaret T. Monaco
     *By      /s/  G. ARTHUR SEELBINDER
- ---------------------------------------------
            G. Arthur Seelbinder
              Attorney-in-Fact

EXHIBITS.

 (1)      UNDERWRITING AGREEMENT
 1.1.     Form of Underwriting Agreement.
 1.2.     Master Agreement Among Underwriters.
 1.3.     Selected Dealers Agreement.
 (4)      INSTRUMENTS DEFINING THE RIGHTS OF HOLDERS, INCLUDING INDENTURES
 4.1.     See Articles FOURTH, FIFTH and SIXTH of the Amended and Restated Articles of
          Incorporation of the Registrant (incorporated by reference to Exhibit 28.2 of
          Registrant's quarterly report on Form 10-Q for the quarterly period ended March 29,
          1992; Commission File No. 0-16806).*
 4.2.     See Articles One, Four, Seven and Eight of the Amended and Restated Code of
          Regulations of the Registrant (incorporated by reference to Exhibit 4.5 of the
          Registrant's quarterly report on Form 10-Q for the fiscal quarter ended April 1,
          1990; Commission File No. 0-16806).*
 4.3.     Rights Agreement dated as of February 1, 1990 between the Registrant and National
          City Bank (incorporated by reference to Exhibit 1 of the Registrant's Form 8-A filed with the Commission on February 9, 1990; Commission File No. 0-16806).*
 4.4.     Amendment to Rights Agreement dated as of November 1, 1992 between the Registrant and National City Bank (incorporated by reference to Exhibit 4.4 of Registrant's annual report on Form 10-K for the fiscal year ended January 3, 1993 (the "1992 Form
          10-K"); Commission File No. 0-16806).*
 4.5.     Letter dated October 29, 1992 from the Registrant to First Union National Bank of
          North Carolina (incorporated by reference to Exhibit 4.5 to the 1992 Form 10-K).*
 4.6.     Letter dated October 29, 1992 from National City Bank to the Registrant
          (incorporated by reference to Exhibit 4.6 to the 1992 Form 10-K).*
 4.7.     See Section 7.4 of the Amended and Restated Loan Agreement dated December 22, 1995 between Registrant and First Union National Bank of Tennessee (incorporated by reference to Exhibit 10.4 of Registrant's annual report on Form 10-K for the fiscal year ended December 31, 1995; Commission File No. 1-13044).*
 4.8.     Indenture dated as of October 28, 1992 between Registrant and First Union National
          Bank of North Carolina, as Trustee (incorporated by reference to Exhibit 2.5 of
          Registrant's Form 8-A filed with the Commission on November 10, 1992; Commission
          File Number 0-16806).*
 (5)      OPINION REGARDING LEGALITY
 5.1.     Opinion of Schwartz, Warren & Ramirez a Limited Liability Company as to the legality of the Common Stock being registered.
(23)      CONSENTS
23.1.     Consent of Price Waterhouse LLP.
23.2.     Consent of Schwartz, Warren & Ramirez a Limited Liability Company is set forth as part of Exhibit 5.1 above.
(24)      POWERS OF ATTORNEY.
24.1.     Powers of Attorney.
24.2.     Certified resolution of the Registrant's Board of Directors authorizing officers and directors signing on behalf of the Company to sign pursuant to a power of attorney.

* Incorporated by reference